FAvS℠



FIRST AVIATION SERVICES INC. ANNUAL REPORT 2006

Shareholder Information

Corporate Headquarters
First Aviation Services Inc.
15 Riverside Avenue
Westport, CT 06880-4214
Phone: 203-291-3300
Fax: 203-291-3330
investorrelations@firstaviation.com
www.favs.com

Transfer Agent and Registrar
American Stock Transfer &
Trust Company
59 Maiden Lane
New York, NY 10038
Phone: 212-936-5100

Independent Registered Public Accounting Firm
Ernst & Young LLP
Stamford, CT 06905

Common Stock
The common stock of First Aviation Services Inc. is listed on NASDAQ under the symbol FAVS.

SEC Filings and Shareholder Inquiries
First Aviation Services welcomes inquiries from shareholders, analysts, and prospective investors. A copy of any exhibit to the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission will be furnished free of charge upon written request to Robert G. Costantini, Corporate Secretary, at the Company's headquarters address listed above. You may also obtain copies of those exhibits, as well as any of the Company's reports filed with the Securities and Exchange Commission free of charge on the Company's website (www.favs.com). In addition, research analysts are invited to join the Company's e-mail and fax list to receive recent news and information about the Company.

Board of Directors
Aaron P. Hollander[1]
Chairman of the Board
First Aviation Services Inc.

President and Co-Chief Executive Officer
First Equity Group Inc.

Chief Executive Officer
Skip Barber Racing School, LLC

Chairman of the Board of Directors
Imtek, Inc.

Michael C. Culver[1]
President and
Chief Executive Officer
First Aviation Services Inc.

Chairman of the Board of Directors
Aerospace Products International, Inc.

Chairman of the Board of Directors
Skip Barber Racing School, LLC

Co-Chief Executive Officer
First Equity Group Inc.

Stanley J. Hill[2,3,4]
Retired President, Chief Executive Officer and Chairman of the Board of Directors
Kaiser Aerospace and Electronics Corporation and its parent, K Systems, Inc.

Robert L. Kirk[2,3,4]
Retired Chairman of the Board of Directors
British Aerospace Holdings, Inc.

Joseph J. Lhota[2,3,4]
Executive Vice President,
Corporate Administration
Cablevision Systems Corporation

[1] *Member of Executive Committee*
[2] *Member of Audit Committee*
[3] *Member of Compensation Committee*
[4] *Member of Nominating and Corporate Governance Committee*

Principal Officers
Aaron P. Hollander
Chairman of the Board
First Aviation Services Inc.

Michael C. Culver
President and Chief Executive Officer
First Aviation Services Inc.

Paul J. Fanelli
President and Chief Executive Officer
Aerospace Products International, Inc.

Robert G. Costantini
Senior Vice President – Finance,
Chief Financial Officer and Secretary
First Aviation Services Inc.

FAVS NASDAQ LISTED

FAvS℠

May, 2006

Dear Fellow Shareholders:

The fiscal year ended January 31, 2006 showed significant improvement for your company. We achieved record sales and gross profit of $131.5 million and $23.1 million, respectively. Net income improved from a loss of $2.2 million in the prior year to a $1.0 million profit, or $0.14 per share.

These results were achieved, in large part, by execution of our strategy of investing in systems and people to provide superior technology and services to our customers while keeping our cost structure as competitive as possible. The net result was increased sales and profitability.

We announced last year that we selected SAP as our new ERP system. We are pleased that this important project was completed on time and on budget, going live shortly after the close of the year. Installing a major ERP system is integrally related to reviewing and revising business practices in the Company. It is a healthy, yet painstaking process to carry out. For API, it has been successfully implemented with ongoing effective transformation on our business practices. This multimillion dollar investment provides us with excellent systems that are compatible with the majority of major airlines, suppliers and customers in our industry; and it provides significant capability for future growth. This was a company-wide effort that challenged and motivated the entire team.

We have also invested heavily in our proprietary Electronic Supply Program℠ (ESP℠); a supply chain management IT system that has had an excellent reception in the marketplace and has given API a competitive advantage in inventory management programs.

Another major investment was in the Raytheon product line. We acquired a significant inventory pool from Raytheon Aircraft and the rights to sell parts for Raytheon piston, turboprop and certain turbofan aircraft. We expect this will be a valuable addition to our product line for our customers in the general aviation and corporate markets.

The improved performance was in the face of a turbulent period in the marketplace. Corporate aviation continues to be a bright spot in the market while lighter general aviation aircraft are more susceptible to the pressure of escalating operating costs and increasing complexity of the airspace system. The airlines' well-documented problems, both at the regional and major level, have made it arguably one of the most challenging times in the industry's history.

Long-term, we are very optimistic about the state of the aviation marketplace and the areas in which we compete. We see continued growth and improved profitability once the current industry is fully rationalized. We see positive trends in the need for OEMs to outsource functions that are API's core competencies and believe the continued growth in emerging markets such as India and China will be a positive trend for technically sophisticated, global competitors.

15 Riverside Avenue
Westport, CT 06880
203-291-3300

For this reason, we used the year to complete our plans for Asia and are expanding our capability in China to benefit from future growth opportunities in this important region. API has been selling into China for a number of years and has had operations in the Philippines to serve the Asia/Pacific market since 2000. We recently created our China subsidiary, Aerospace Products International (Shanghai) Ltd. headquartered in Shanghai, and will begin operations this summer.

The Company continues to study all its options relating to facility expansion -- a complex decision considering the many evolving opportunities in the marketplace. We also decided to settle our outstanding legal claims against Superior Air Parts on terms favorable to the Company to avoid the costs and distraction of litigation.

We are very grateful to the entire First Aviation team, shareholders and directors for making this a year of progress. The team enjoys winning in the marketplace, being the technological innovator and creating long-term value for its customers and its shareholders.

Sincerely,

Aaron P. Hollander
Chairman

Michael C. Culver
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended January 31, 2006

Commission File Number 0-21995

FAvS[SM]

First Aviation Services Inc.

www.favs.com
www.apiworldwide.com

15 Riverside Avenue
Westport, Connecticut 06880-4214

Issuer's telephone number (203) 291-3300

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, $0.01 par value

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes _ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Securities Act. Yes _ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days or for such short period that the registrant was subject to such filing requirements. Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. Check One:
Large Accelerated Filer ___ Accelerated Filer ___ Non-Accelerated Filer X

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes No X

The aggregate market value of voting common and non-voting equity held by non-affiliates as of July 31, 2005 was approximately $13.7 million.

The number of shares outstanding of the registrant's common stock as of April 28, 2006 was 7,353,250 shares.

Documents incorporated by reference:

Portions of the Registrant's definitive Proxy Statement for the 2006 Annual Meeting of Stockholders is incorporated herein by reference into Part III hereof.

FAVS NASDAQ LISTED

First Aviation Services Inc.

TABLE OF CONTENTS

First Aviation Services Inc.

Annual Report on Form 10-K
for the Fiscal Year Ended January 31, 2006

Forward-Looking Statements

Certain statements discussed in Item 1, "Business", Item 3, "Legal Proceedings", Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations", Item 7, "Liquidity and Capital Resources", and elsewhere in this Annual Report on Form 10-K constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical facts, but rather reflect the Company's current expectations concerning future events and results. Such forward-looking statements, including those concerning the Company's expectations, involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control, that may cause the Company's actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, the Company's ability to obtain parts and components from its principal suppliers on a timely basis, depressed domestic and international market and economic conditions, especially those currently facing the aviation industry as a whole, the impact of changes in fuel and other freight related costs, relationships with its customers, the ability of the Company's customers to meet their financial obligations to the Company, the ability to obtain and service supply chain management contracts, changes in regulations or accounting standards, the ability to consummate suitable acquisitions and expand, the loss of the use of facilities and distribution hub in Memphis, significant failure of our computer systems or networks, efforts to comply with section 404 of the Sarbanes-Oxley Act of 2002, and other items that are beyond the Company's control and may cause actual results to differ from management's expectations. In addition, specific consideration should be given to the various factors described in Item 1A, "Risk Factors", Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations", and elsewhere in this Annual Report on Form 10-K. The Company undertakes no obligation to update any forward-looking statements or cautionary factors except as required by law.

PART I

Item 1. Business

General

First Aviation Services Inc. ("First Aviation"), together with its wholly owned subsidiaries, Aerospace Products International, Inc. ("API"), Aircraft Parts International, Ltd. ("API Ltd."), API Asia Pacific Inc. ("API Asia Pacific"), and API China, Inc. ("API China"), (collectively, the "Company"), is one of the premier suppliers of services to the aviation industry worldwide. The services the Company provides to the aviation industry include the sale of aircraft parts and components, the provision of supply chain management services, overhaul and repair services for brakes and starter/generators, and the assembly of custom hoses.

First Aviation was incorporated in the state of Delaware in 1995. The Company's principal executive offices are located at 15 Riverside Avenue in Westport, Connecticut 06880. Certain filings that First Aviation makes with the U.S. Securities and Exchange Commission (including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K) are available on First Aviation's corporate website at *www.favs.com*. These public filings also can be obtained by calling our investor relations department, or by e-mail at first@firstaviation.com.

Industry Overview

The market for aerospace parts and supplies consists of two market sectors, the manufacturing parts sector and the aftermarket parts sector. These two market sectors are related, but require different customer focus to satisfy the needs of the market. The manufacturing parts sector caters to parts installed on new aircraft or engine construction. Large original equipment manufacturers ("OEMs") sell directly to aircraft manufacturers and fabricators the parts and supplies needed to manufacture new aircraft. The aftermarket parts sector caters to the needs of aircraft and engines already in service and are typically out of warranty, and out-of-production aircraft and engines, all of which need

maintenance, repair or modification. Typically, aircraft and engines that are older or had more use require more parts and services. Furthermore, within the aftermarket parts sector there is a market for new parts and supplies, as well as used and refurbished parts and supplies. New and used parts and supplies can be further categorized as consumables or repairable parts and supplies. Therefore many companies that cater to the aftermarket parts sector sell new parts and supplies, refurbished and repaired parts and supplies as well as provide overhaul and repair services on parts and components, typically to the same customers. Many suppliers and OEMs of parts and supplies have traditionally relied on third-party distributors, such as the Company, to service the aftermarket parts sector. Some of these suppliers now want to service this market sector directly, but in many cases do not have the market expertise or support infrastructure, so they turn to third party logistics ("3PL") providers for assistance. Similarly, end-users want to outsource their buy-side supply chain management needs and turn to 3PL providers for support. The Company provides the aftermarket supply services including the sale of parts, repair services and other supply chain services to end-users and suppliers.

The Company believes based on information from Overhaul and Maintenance, a leading industry publication,, that the current annual worldwide market for new and used parts, components and consumable supplies for aircraft and engines is estimated to be approximately $23 billion. This market has leveled out and started to increase slowly after several years of decline. Of the worldwide market, an estimated $2.5 billion is supplied to the general aviation category of the aftermarket parts sector in which the Company principally operates, $5.0 billion goes through distribution to all market categories, and the balance is supplied direct to the end user. The aviation aftermarket parts sector includes passenger and cargo airlines, fleet and corporate aircraft operators, certified repair facilities, governments and military services, flight training schools, fixed base operators ("FBOs"), business aviation, helicopter and recreational operators. The aviation aftermarket parts sector is highly-fragmented, although there are a limited number of large, well-capitalized companies, including original equipment manufacturers ("OEMs"), and suppliers, selling a broad range of parts and services, as well as numerous smaller competitors serving niche markets.

Aviation Aftermarket Parts Sector. The Company markets its supply chain services, which includes parts sales and service contracts, to several distinct categories of customers within the aftermarket parts sector. These categories consist of airlines, corporate flight departments, independent airline maintenance, repair and overhaul providers ("MROs"), large corporate MROs, retail customers, OEMs and general aviation customers. The Company's products, from more than 170 manufacturers and suppliers, constituting approximately 200,000 new and factory reconditioned parts and components are sold to professional aircraft maintenance organizations, aircraft owners and operators, including fleet operators, airlines, and FBOs. The parts and components supplied to the marketplace by the Company are approved by the FAA and are generally acquired from small, specialized manufacturers as well as major OEMs such as Raytheon, Goodrich Aerospace, Champion, General Electric Lighting, Goodyear Tire and Rubber, Marathon Power Technologies, Michelin Aircraft Tire, Parker Hannifin, Lycoming, and Teledyne Continental Motors. The Company adds value to commonly available products by offering immediate availability, broad product lines, technical assistance and other value added supply chain management services. Supply chain management services allow the Company to offer parts and components to its customers to satisfy the customer's needs. The Company services the aftermarket parts sector as a channel provider, whether it acts as a supplier of parts provided by an OEM, or provides supply chain management services to the OEM who chooses to sell directly to customers. Services contracts are part of a continuum of product lines offered by the Company. The terms and nature of supply chain management services are stipulated in individualized contracts that are unique for each customer. The Company uses its expertise gained in managing its own parts and supply business to manage its customers' product in a seamless method to the end customer, and at less cost to the Company's customer than if they serviced the market themselves. As part of this process, the Company provides its internal resources, such as facilities, personnel and systems to the customer. The Company either may supply its own inventory for the customer, or hold its customers' inventory in its own facility, without taking ownership of such inventory, and supply the inventory on behalf of its customer. As an example, the Company may pick, pack and ship product on behalf of its customer in return for a fee based upon the level of services provided. In providing these services the Company may provide other support services as well to its customers, including sales and billing, and the use of the Company's call center.

Competition. Competition in the aftermarket parts sector for parts and supplies is generally based on availability of product, customer service, price, and quality, including parts traceability to the OEM. The Company's major competitors include Aviall, Inc., AAR Corporation, Cessna Aircraft Company and Satair A/S. There also is substantial competition, both domestically and overseas, from companies who focus on secondary or regional/niche markets. Several of the Company's competitors have faced financial difficulties over the last several years.

Competition in supply chain management services comes from numerous companies both within and outside of the aerospace industry, although many competitors are specialized to a particular industry. The supply chain management service provider market is fragmented and growing due to the trend to outsource, as a result of the need

for companies to reduce their cost structures. Some competitors in the distribution business pay up front fees and acquire their customers' inventory in exchange for supply chain contracts, a strategy that the Company has not pursued. The Company believes that it has an advantage in the aerospace industry due to its experience, knowledge and focus within the industry.

Increasing Consolidation. In order to reduce the administrative costs, lower the costs associated with carrying and managing inventory, satisfy governmental regulatory scrutiny, streamline buying decisions, assure quality, and reduce turnaround times, aircraft and fleet operators are seeking to reduce their number of suppliers, including parts and component providers, and are increasingly using third parties to manage their parts and components inventories. As a result, the Company believes that aircraft and fleet operators increasingly select larger, more sophisticated, technologically capable and better-capitalized service providers that are capable of providing a range of high quality, efficient and timely services, including supply chain management services. Additionally, the increasing costs of technology and inventory levels required to compete effectively has made entry into and continued success in the industry more difficult and expensive. The Company believes that well-capitalized, technologically sophisticated providers capable of offering a wide range of services, like the Company, will benefit from this consolidation trend. In addition, some OEMs have decided to by-pass wholesale distributors and are distributing their products directly to their customers, a trend the Company believes will continue.

Industry Conditions. The aftermarket parts sector in which the Company operates is affected by general economic conditions and specific market activity like flight activity, flight training, and air travel for business and pleasure. Revenues for the year ended January 31, 2006 were higher than the prior year due to increased demand in the corporate sector and expansion of the Company's product line offerings. These positive influences were offset by reduced levels of specific market activity that were caused by higher fuel prices, and in the latter half of the year, adverse weather conditions in the Southeast. Recovery in the market environment remains mixed. Overall business activity in the aftermarket parts sector is improving in several of the customer segments the Company serves. However, sales of aviation gasoline were reported down for the year according to a petroleum industry source, which impacts the Company's general aviation parts sales business. Some categories have improved with the economy, for example, retail and corporate, but commercial airlines are still vulnerable to a downturn from terrorist acts and higher fuel prices. Flight schools continue to struggle due to record high fuel prices and recent civil aviation flight restrictions. Bankruptcies have and may continue to occur in the airline industry, which have reverberating effects for all market sectors. The Company expects that the current level of business activity in the aftermarket parts sector will continue, but the timing of any further expansion remains uncertain. The Company continues to look for new sources of revenue, to control its costs, and expand its offering of services both within the aftermarket parts sector and the production environment through the use of technology and its infrastructure.

Principal Suppliers

API has five suppliers from whom approximately 38%, 40%, and 45% of its total purchases were made during the years ended January 31, 2006, 2005 and 2004, respectively.

The Company, in September 2005, entered into an initial parts purchase agreement and long-term agreement to sell parts with Raytheon Aircraft Parts and Inventory Distribution Company LLC ("Rapid"), to support Raytheon's Beechcraft product line.

Sales and Marketing

New and serviceable parts, supplies and components are sold to professional aircraft maintenance organizations, aircraft owners and operators, including fleet operators and airlines, flight training schools, and FBOs. The Company uses senior management, business development leaders, regional sales managers, inside salespersons, outbound telephone salespersons, electronic commerce, independent contract representatives, associated distributors, and foreign partners in its sales and marketing efforts.

The Company sells supply chain management services by identifying potential customers and opportunities in the industry through contacts within the industry, advertising and targeted marketing, recommendations from current customers, and leads from regional sales managers. Lead times for the procurement of new contracts is effected by the long-term nature of such contracts, relationship building with the customer and the substantial change often required of the customer's existing business model.

Customers

The Company currently has approximately 7,000 customers. The Company is not reliant upon any single customer.

Regulation

Regulatory bodies such as the FAA, the Joint Airworthiness Administration, the Department of Defense (the "DOD"), and governments around the world require all aircraft and engines to follow defined maintenance programs to ensure airworthiness and safety. For parts and components distributed by the Company, including inventory managed by the Company under supply chain management services, the programs are developed by the original equipment manufacturer (OEM) or customer in coordination with the regulatory body. The Company must comply with regulations for shipping hazardous materials, and is subject to export control regulations. The Company has received certifications from the FAA covering its repair and overhaul facilities, and its hose shop. The DOD requires that parties providing parts for branches of the U.S. armed services comply with applicable government regulations, and the DOD continually reviews the operations of the Company for compliance with applicable regulations. In addition, the Company's Memphis, Tennessee facility is ISO/9002 certified and subject to periodic reviews.

Environmental Matters and Proceedings

The Company's operations are subject to federal, state and local environmental laws and related regulation by government agencies, including the United States Environmental Protection Agency, the United States Department of Transportation, and the United States Occupational Safety and Health Administration. Among other matters, these regulatory authorities impose requirements that regulate the operation, handling, transportation and disposal of hazardous materials, the health and safety of workers, and require the Company to obtain and maintain licenses and permits in connection with its operations. This extensive regulatory framework imposes potentially significant compliance burdens and risks on the Company. The Company believes that it is in material compliance with all federal, state, and local laws and regulations governing its operations. The Company has not had and does not anticipate that any material capital expenditures will be required during the next fiscal year in order to maintain compliance with the federal, state and local laws and regulations.

Employees

As of January 31, 2006, the Company employed 204 persons on a full-time basis. None of the Company's employees is covered by collective bargaining agreements. The Company believes that its relationship with its employees is good.

Geographic Areas

Sales to unaffiliated foreign customers were approximately 25%, 22%, and 22% of net sales for the years ended January 31, 2006, 2005 and 2004, respectively. The majority of these customers were located in Canada, Southeast Asia, Latin America and Europe.

Products and Services

The Company reports its revenue as one reportable segment and believes it is impracticable to breakout various products and services for reporting purposes.

Item 1A. Risk Factors

Cautionary Statements

Certain statements made in Item 1 "Business", Item 1A,, "Risk Factors", Item 3, "Legal Proceeding", Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Liquidity and Capital Resources", and elsewhere in this Annual Report on Form 10-K constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not

statements of historical facts, but rather reflect the Company's current expectations concerning future events and results. Such forward-looking statements, including those concerning the Company's expectations, involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control, that may cause the Company's actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties, and other important factors, include:

- *The Company's continued ability to obtain parts and components from its principal suppliers on a timely basis.* The Company's distribution services business is dependent upon the availability of parts, components and supplies from its suppliers. API does not have any long-term agreements or commitments from OEMs or other suppliers from whom it generally purchases parts, and is dependent upon these manufacturers for access to parts for resale. In addition, some OEM's, in an effort to find additional sources of income, are attempting to distribute directly to the customer and by-pass the Company as a distribution channel. A disruption in the Company's ability to obtain parts, components and supplies, for any reason, and without the ability to find alternative sources, would have an adverse impact on the Company's business.

- *Depressed domestic and international market and economic conditions, especially those currently facing the aviation industry as a whole.* The Company is dependent upon the level of activity in the aviation industry, including commercial and recreational flying, and flight training schools. Economic conditions in the aviation industry, as well as any downturn in economic conditions in general, and increases in fuel prices specifically, will have an adverse impact on the Company's future results.

- *The impact of changes in fuel and other freight related costs.* Fuel is a significant cost in the aviation industry and increases in the cost of fuel or lack of availability of fuel could have an adverse impact on overall flight activity levels, and the Company's business.

- *Relationships with its customers.* An inability to maintain good relationships with its customers, or the inability to expand by establishing relationships with new customers, could have an adverse impact on the Company.

- *The ability of the Company's customers to meet their financial obligations to the Company.* The inability of the Company's customers to meet their obligations to the Company, or to meet their general financial obligations and face financial difficulty, would adversely impact the ability of the Company to collect on its receivables and generate future sales.

- *The ability to obtain and service supply chain management contracts.* Supply chain management contracts have a long lead-time and require extensive effort and focus to obtain. An inability to obtain such contracts, or to service the customer appropriately, for any reason, would have an adverse impact on the Company's future results.

- *Changes in regulations or accounting standards.* The Company is subject to regulations (including income tax laws) and accounting standards that could change in the future, and such changes could have an adverse impact on the Company's reported results.

- *The ability to consummate suitable acquisitions and expand.* An inability to expand through acquisitions or through other means of growth, including internationally, may have an adverse impact on the Company.

- *The loss of the Company's facilities and distribution hub.* The Company's distribution hub is located in Memphis and substantially all of its inventory is stored in contiguous warehouse space. Losing access or use of these facilities, through security concerns, natural disasters or damage to the buildings, would interrupt the Company's business and destroy or prevent the Company from accessing its inventory, which could significantly affect its business and operating results.

- *The significant failure of computer systems or networks that disrupt business or operations.* The Company's computer systems, internal and external networks, and suppliers are crucial to service customers and manage operations. Significant disruptions or malfunctions of its computer systems or networks could have a material adverse effect on its business and results of operations. The Company is in the late stages of installing a new suite of enterprise resource planning software using internal resources and consultants for implementation. Failure to achieve effective implementation could have a material adverse effect on its business and results of operations. Failure of implementation to achieve anticipated results could have a material adverse effect on sales, business operations and results of operations.

- *The effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 will result in additional expenses.* Financial and management resources needed for the Company and its auditors to assess internal control over financial reporting to comply with the Sarbanes-Oxley Act of 2002 and related regulations are expected to be significant, and our efforts to comply will result in additional expenses. These expenses may have an adverse impact on our business results.

The factors noted above are not all inclusive. All of the factors should be considered carefully when reviewing the Company's current results and forward-looking statements. The Company undertakes no obligation to update any forward-looking statements or cautionary factors except as required by law.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company leases all of its facilities, described below:

Location	Entity	Description	Square Footage	Lease Expiration
Westport, CT	First Aviation	Executive offices	3,000	2007
Memphis, TN	API	Distribution/sales	204,000	2013
Calgary, Canada	API Ltd.	Sales	5,600	2009
Montreal, Canada	API Ltd.	Sales	7,270	2008
Clark Field, Pampanga, Philippines	API Asia Pacific	Distribution/sales	22,235	2010
St. Charles, IL	API	Sales	1,000	2006

Item 3. Legal Proceedings

The Company's business exposes it to possible claims for personal injury, death or property damage that may result from a failure of certain parts serviced by the Company or spare parts and components sold by it, or in connection with the provision of its supply chain management services. The Company takes what it believes to be adequate precautions to ensure the quality of the work it performs and the traceability of the aircraft parts and components that it sells. The OEMs that manufacture the parts, components and supplies that the Company sells carry liability insurance on the products they manufacture. In addition, the Company maintains what it believes is adequate liability insurance to protect it from any claims.

In the normal conduct of its business, the Company also is involved in various claims and lawsuits, none of which, in the opinion of the Company's management, will have a material, adverse impact on the Company's consolidated financial position. The Company maintains what it believes is adequate liability and other insurance to protect it from such claims. However, depending on the amount and timing, unfavorable resolution of any of these matters could have a material effect on the Company's consolidated financial position, results of operations or cash flows in a particular period.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Executive Officers of the Registrant

The Company's executive officers, their ages and backgrounds are as follows:

Aaron P. Hollander, 49, co-founded and has served as Chairman of the Board of Directors of the Company since March 1995. In 1985, Mr. Hollander, along with Mr. Culver, co-founded First Equity Group Inc. ("First Equity Group"), and has served as its President and Co-Chief Executive Officer since that time. First Equity Group's ownership interests, in addition to the Company, include First Equity Development Inc., an aerospace investment and advisory firm, ("First Equity"), Skip Barber Racing School, LLC ("Skip Barber") and Imtek, Inc. ("Imtek"), a specialty marketing and fulfillment company. Mr. Hollander is a director and serves as the President and Chief Executive Officer of Skip Barber, and is the Chairman of the Board of Directors of Imtek

Michael C. Culver, 55, has served as President and Chief Executive Officer of First Aviation since March 1995. Mr. Culver has also served as Chairman of API since 1997. In 1985, Mr. Culver co-founded First Equity Group Inc. ("First Equity Group"). First Equity Group's interests, in addition to the Company, include First Equity Development Inc., an aerospace investment and advisory firm, Skip Barber Racing School, LLC and Imtek, Inc. Mr. Culver serves on the Boards of Skip Barber Racing School, LLC and Imtek, Inc.

Robert G. Costantini, 46, became First Aviation's Chief Financial Officer, Senior Vice President of Finance, and Corporate Secretary in October 2003. Prior to joining First Aviation, from 1999 to 2003, Mr. Costantini was Chief Financial Officer of FocusVision Worldwide, Inc., a technology company providing video transmission services. From 1986 to 1989 he was first Corporate Controller, and from 1989 to 1999 he was Vice President – Finance for M.T. Maritime Management Corp., a global maritime transportation company. Mr. Costantini started his career with Peat Marwick, Mitchell & Co. Mr. Costantini is a Certified Public Accountant, Certified Management Accountant, and a member of the bar of New York and Connecticut.

Paul J. Fanelli, 44, became President and CEO of First Aviation's principal subsidiary Aerospace Products International Inc. on April 5, 2004. Mr. Fanelli was hired February 16, 2004 as Senior Vice President and Chief Operating Officer of API. From 2000 to 2003, Mr. Fanelli was President – Europe for Brightpoint, Inc., a distributor of wireless voice and data products and a supplier of outsourced services. Previously he was Chief Operating Officer from 1998 to 2000 for Brightpoint Europe, Middle East and Africa. Mr. Fanelli has worked for Ericsson Mobile Communications, Texas Instruments, ITT Avionics and started his career with Loral Electronics.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information. First Aviation's common stock trades on The NASDAQ Small Cap Market under the symbol FAVS. The table below sets forth the quarterly high and low sales prices for the First Aviation's common stock as reported by the NASDAQ Stock Market since February 1, 2004.

Year Ended January 31, 2006			Year Ended January 31, 2005		
	High	Low		High	Low
First Quarter	$4.70	$4.00	First Quarter	$4.80	$3.90
Second Quarter	$4.50	$3.71	Second Quarter	$5.00	$4.25
Third Quarter	$4.49	$3.65	Third Quarter	$4.72	$3.86
Fourth Quarter	$4.50	$3.71	Fourth Quarter	$4.60	$3.52

Holders. As of April 27, 2006, there were 15 holders of record of First Aviation's common stock.

Dividends. First Aviation did not pay a dividend in the fiscal years ended January 31, 2006 and 2005. In January 2003, First Aviation paid a special cash dividend of $1.00 per share. The total cash paid was $7.3 million. This is the only cash dividend or distribution paid on First Aviation's common stock since its inception. At this time, First Aviation anticipates that, for the foreseeable future, all earnings will be retained for use in the Company's business and no cash dividends will be paid on the common stock. In addition, API's credit facility prohibits the payment of cash dividends from API to First Aviation without the lender's consent. Any payment of cash dividends in the future on the common stock will be dependent upon First Aviation's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, the ability of its subsidiaries to pay dividends or otherwise make cash payments or advances to it (as described above), and restrictions, if any, under any current or future debt obligations, as well as other factors that the Board of Directors deems relevant.

Repurchases. In the fourth quarter of the fiscal year ended January 31, 2006, First Aviation did not purchase any shares of its Common Stock.

Item 6. Selected Financial Data

The selected financial data set forth below should be read in conjunction with the "Consolidated Financial Statements", the "Notes to Consolidated Financial Statements", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included herein.

	Year Ended January 31,				
(Amounts in thousands, except per share amounts)	**2006**	2005	2004	2003	2002
Balance Sheet Summary:					
Working capital	**$ 47,234**	$ 47,179	$ 49,143	$ 47,996	$ 56,903
Total assets	**73,348**	65,199	64,982	65,041	80,544
Current obligations under capital leases and notes payable	**1,125**	-	-	4	180
Long-term debt and notes payable	**15,745**	14,500	14,500	14,500	14,800
Other long-term liabilities	**-**	1,041	1,041	1,041	1,041
Total stockholders' equity	**$ 36,452**	$ 34,634	$ 36,565	$ 36,094	$ 49,018
Book value per share outstanding (1)	**$ 4.96**	$ 4.73	$ 5.02	$ 4.98	$ 6.79
Cash dividends paid per share	**-**	-	-	$ 1.00	-
Common shares outstanding	**7,353**	7,322	7,284	7,251	7,214
Results of Operations Summary (2):					
Net sales	**$ 131,525**	$ 124,249	$ 105,777	$ 101,737	$ 105,696
Gross profit	**23,051**	20,724	19,536	18,473	19,016
Income (loss) from operations	**746**	(2,142)	(121)	(1,577)	227
Income (loss) before income taxes	**1,095**	(2,108)	(14)	(1,413)	486
Provision (benefit) for income taxes	**71**	121	(25)	1,786	(194)
Income (loss) from continuing operations before accounting change	**1,024**	(2,229)	11	(3,199)	292
Cumulative effect of change in accounting (3)	**-**	-	-	(2,735)	-
Net income (loss)	**$ 1,024**	$ (2,229)	$ 11	$ (5,934)	$ 1,252
Basic income (loss) per share from continuing operations	**$ 0.14**	$ (0.31)	$ 0.00	$ (0.44)	$ 0.04
Basic net income (loss) per share	**$ 0.14**	$ (0.31)	$ 0.00	$ (0.82)	$ 0.17
Weighted average shares outstanding – basic	**7,337**	7,302	7,267	7,225	7,198
Income (loss) per share from continuing operations – assuming dilution	**$ 0.14**	$ (0.31)	$ 0.00	$ (0.44)	$ 0.04
Net income (loss) per share – assuming dilution	**$ 0.14**	$ (0.31)	$ 0.00	$ (0.82)	$ 0.17
Weighted average shares outstanding – assuming dilution	**7,341**	7,302	7,282	7,225	7,209

Notes to Selected Financial Data

(1) Book value per share outstanding is calculated by taking total stockholders' equity and dividing by common shares outstanding.

(2) During the year ended January 31, 2003 the Company recorded a charge of $0.8 million to increase its allowance for doubtful trade receivables, recorded an income tax charge of $2.0 million to establish a valuation allowance against its deferred income tax assets, recorded a net charge of $2.7 million upon adoption of a new accounting principle related to goodwill, and paid a special cash dividend of $1.00 per share.

(3) Goodwill was recognized upon First Aviation's acquisition of API's business in 1997 and upon the acquisition of Superior's distribution business in 2001. All goodwill recorded with these acquisitions was written off during the quarter ended April 30, 2002. Pursuant to FAS 142, goodwill is not amortized but is tested periodically for impairment using discounted cash flows and other fair value methodologies.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following analysis of the financial condition and results of operations of the Company should be read in conjunction with the Company's Consolidated Financial Statements, including the Notes thereto, and selected financial data of the Company included elsewhere in this Annual Report on Form 10-K.

General

The Company is a leading supplier of products and services to the aerospace industry worldwide, including the provisioning and the supply of aircraft parts and components, and supply chain management services. The Company also builds custom hose assemblies, and performs overhaul and repair services for brakes and starters/generators.

The Company recorded an increase in revenues for the year ended January 31, 2006, as the result of an improving market in some sectors, an expanded product line, and its ability to effectively compete. For the full year, increased gross profit margins and effective cost controls produced quarterly and full year profitability. Cash levels decreased primarily due to the inventory purchases to expand the product lines, expenditures for equipment and enterprise software, accelerated payments to obtain vendor price discounts, and repurchase of the Company's subsidiary preferred stock. The Company believes that its results show that it continues to take market share from its competitors, as it managed to grow and maintain profitability in difficult markets.

Results for the three months ended January 31, 2006 produced the Company's second highest quarterly revenues for this year and record quarterly gross margin, while maintaining costs at prior year's levels.

Recovery in the industry has been sporadic since 2001, and overall business activity in the aerospace industry continues to be influenced by several factors, including higher fuel prices. Although the extent and timing of further increases in market activity is uncertain, the Company continues to look for opportunities for new markets and revenues, increased margins, improved cost controls, and expanded service offerings.

Critical Accounting Policies

The Company is required to provide additional disclosure and commentary on those accounting policies considered most critical. An accounting policy is deemed to be critical if it is important to the Company's financial condition and results, and requires judgment and estimates on the part of management in its application. The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires the use of judgments, estimates and assumptions to determine the measurement of revenues and expenses, and the realizable value of certain assets and liabilities. These estimates and assumptions are based upon information available at the time the estimates or assumptions are made. The estimates and assumptions could change significantly as conditions within and beyond management's control change. Therefore, actual results could differ significantly from the estimates. The most significant estimates made in preparing the Company's financial statements include revenue recognition, the determination of the allowance for doubtful trade receivables, the allowance for excess and obsolete inventories, deferred income tax asset valuations, and the valuation of goodwill. The following is a discussion of the critical accounting policies and the related judgments, estimates and assumptions utilized in preparing the Company's consolidated financial statements. A summary of significant accounting policies is included in Note 2 to the consolidated financial statements included in this Annual Report on Form 10-K.

Revenue Recognition

The Company's net sales consist of sales of services to the aviation industry, including parts and components supply services, supply chain management services, and component overhaul and repair services. Net sales are recorded when parts and components are shipped and title transfers to the customer, when supply chain management services have been provided to the customer, or when overhauled and repaired items are completed and shipped back to the customer. Shipping and handling fees billed to customers are included in net sales. The terms and nature of supply chain management services are stipulated in a long-term contract between the Company and the customer. The Company provides its facilities, personnel and systems to provide the cost effective services to the customer. In providing services where the Company distributes inventory on behalf of its customer, the Company may use its own inventory or hold its customers' inventory without taking ownership of such inventory. In cases where the Company does not take ownership of its customers' inventory, net sales generally are recognized as a fee

based on the sales value of the product shipped through the Company's facilities, and not the sales value of the product itself. Alternatively, the Company, when providing services to handle customers' inventory without taking ownership, can take a fee based on the cost of providing services, and not on the sales value of the product.

Allowance for Doubtful Accounts

The allowance for doubtful trade receivables is established based on estimates of the amount of uncollectible trade receivables, utilizing financial formulas based principally upon historical experience, the credit worthiness of the customer, the age of the account, the estimated risk that the account can be collected, and specific identification. Also, receivables arising from export activities may be supported by foreign credit insurance. Collection of trade receivables is affected by aviation industry and market trends, overall economic trends and conditions, and customers' credit issues and financial condition. Changes in any of these factors may have a significant negative impact upon the estimated allowance, and the Company's financial performance.

Allowance for Excess and Obsolete Inventories

Inventories generally consist of aircraft parts and components, and are valued at the lower of cost or market, using the first-in, first-out method. Provisions are made in each period for the estimated effect of excess and obsolete inventories based upon financial formulas that take into account quantities, costs, the age of the inventory on hand, historical and projected sales, and other inventory movements, adjusted for known or estimated factors such as new product lines and product return allowances. During the three months ended July 31, 2004, as a result of normal review procedures, the Company adjusted the methodology for estimating the Allowance for Slow Moving and Obsolete Inventory that makes the estimate more objective, and efficient to calculate, by applying percentages based on historical experiences of inventory in various age classifications, and eliminating the practice of making adjustments based on historical and projected sales, or other inventory movements due to new product lines and product return allowances. As a result of this review, the Company increased inventory reserves. Actual excess and obsolete inventories may differ significantly from such estimates, and such differences could have a significant negative impact on the estimated allowance, and the Company's financial performance.

Deferred Income Taxes

The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are estimated using the enacted tax rates and laws that are estimated to be in effect when the differences are expected to reverse. The realization of the assets is subject to estimates and judgments, and may change based upon a variety of factors, including future profitability of the Company and tax law changes. If an asset is not deemed more likely than not to be fully realizable, a valuation allowance must be established against all or part of the asset. In addition, FAS 109 requires the establishment of a valuation allowance under certain conditions.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (revised 2004), "Share-Based Payment." SFAS No. 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. The cost will be measured based on the fair value of the instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123(R) replaces SFAS No. 123 and supersedes APB Opinion No. 25. As originally issued in 1995, SFAS No. 123 established as preferable the fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income (loss) would have been had the preferable fair-value-based method been used. The Company will be required to apply SFAS No. 123(R) at the beginning of the first fiscal year beginning after June 15, 2005, and plans to adopt it effective February 1, 2006. The impact of adoption of Statement 123(R) on future periods cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in the Stock-Based Compensation section of the Summary of Significant Accounting Policies Note 2. Statement 123(R) has alternative transitional methods for adoption and the Company has not determined which transitional alternative it will use.

Results of Operations

The following table sets forth, for the periods indicated, the percentages of the Company's net sales that certain income and expense items represent.

	Year Ended January 31,		
	2006	2005	2004
Net sales	**100.0%**	100.0%	100.0%
Cost of sales	**82.5**	83.3	81.5
Gross profit	**17.5**	16.7	18.5
Selling, general and administrative expenses	**15.1**	16.1	16.1
Corporate expenses	**1.8**	2.4	2.5
Income (loss) from operations	**0.6**	(1.8)	(0.1)
Interest income	**0.0**	0.1	0.1
Interest and other expense	**(0.1)**	-	-
Other income	**0..3**	-	-
Income (loss) before income taxes	**0.8**	(1.7)	0.0
(Provision) benefit for income taxes	**0.0**	(0.1)	-
Net income (loss)	**0.8%**	(1.8)%	0.0%

Year ended January 31, 2006 compared to year ended January 31, 2005

Net sales

Net sales for the year ended January 31, 2006 increased $7.3 million, or 5.9%, to $131.5 million from $124.2 million for the year ended January 31, 2005. The increase was largely due to increases in the Company's corporate aviation sector. The increase in sales occurred across all geographic regions with the most significant improvement in sales growth occurring in Asia at 26.9%, and Canada at 28.7%. European revenue growth, while positive, was relatively flat at 2.2% over the prior year. Sales to foreign customers during the year ended January 31, 2006 was approximately 25% of the total sales of the Company during that period.

Freight revenue is a component of net sales and it represents freight billed to customers. Freight revenue declined for year ended January 31, 2006 by 6.9% to $2.0 million from $2.1 million for the prior year ended January 31, 2005. The decrease occurred in the first nine months of the year, while the fourth quarter ended January 31, 2006 exhibited a positive increase over the prior year quarter. The decline in the first nine months was due primarily to the continuance of customer incentive programs resulting from promotional activities and industry competition. These programs had an adverse effect on gross profit margin as explained below under the caption "Gross Profit".

Cost of sales

Cost of sales consists of costs of inventory sold, direct costs to overhaul and repair parts and components, and direct costs of providing services. Freight costs for parts and components sold are also included in cost of sales. Costs of sales for the year ended January 31, 2006 increased $5.0 million, or 4.8%, to $108.5 million from $103.5 million for the year ended January 31, 2005. The increase in cost of sales was due primarily to the corresponding increase in net sales of parts and components

As a percentage of net sales, cost of sales decreased for the twelve months ended January 31, 2006, to 82.5% from 83.3%, for the twelve month period ended January 31, 2005. The decrease in the percentage of cost of sales compared to net sales for the twelve months ended January 31, 2006, compared to the comparable twelve month 2005 period, was due to the reasons described in the section on net sales and the introduction of higher profit margin products to the product mix.

Gross profit

Gross profit for the twelve months ended January 31, 2006 increased $2.3 million or 11.2% to $23.1 million, compared to gross profit for the twelve months ended January 31, 2005. Gross profit as a percentage of net sales also increased to 17.5% for the twelve month period ended January 31, 2006, from 16.7% for the comparable prior year twelve month period. Gross profit margin for the twelve month period increased compared to the comparable period of the prior year principally due to the introduction of higher profit margin products mentioned above under the caption "Cost of Sales", as well as an increase in gross profit margin due to strategic pricing strategies. The overall increase in gross profit margin compared to the prior year twelve months, was negatively impacted by an increase in net freight expense as described below.

Gross profit is impacted by net freight expense, which represents freight expense recorded in cost of sales, less freight billed to customers in net sales. The excess of freight expense versus freight billed to customers ("net freight expense") reduced gross profit by 5.7% for the twelve months ended January 31, 2006, and January 31, 2005.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the twelve months ended January 31, 2006 decreased slightly by $40,000 to $19.9 million compared to the expense incurred for the twelve months ended January 31, 2005. The decrease in costs in the current year were due to lower payroll expenses, travel costs, postage and other expenses partially offset by increases in contract labor for IT systems maintenance, higher depreciation charges due to IT upgrades, increased communication costs, and an increase in bad debt expense. Selling general and administrative expense as a percentage of revenues decreased to 15.1% for the current year twelve months versus 16.1% for the twelve months ended January 31, 2005.

Corporate Expenses

Corporate expenses for the twelve months ended January 31, 2006 decreased $521,000, or 18.0%, to $2.4 million, from the $2.9 million incurred during the twelve months ended January 31, 2005. The decrease in corporate expenses in the current twelve month period resulted from substantially lower legal fees related to corporate governance regulations and a dissident shareholder's proxy contest incurred in the prior year period, the termination of First Equity Development's advisory agreement with the Company on January 31, 2005, and lower costs for other expenses partially offset by increases in salaries and related costs.

Interest income and interest and other expenses

During the twelve months ended January 31, 2006, interest income from investing the Company's cash in short term investments, decreased by $19,000 to $47,000 over the comparable prior year period. The decrease in income was due to lower excess cash balances invested. Interest and other income (expense) resulted in expense of ($105,000) for the current year twelve months versus income of $10,000 in the prior year period due to an increase in interest expense of ($170,000) on borrowings, reduced by an increase in foreign exchange income of $56,000 versus the prior year.

Other income

In July 2005, the Company recorded income of $417,000 as the result of a $567,000 cash settlement of a distribution agreement contract dispute between API and a vendor. The settlement consisted of $417,000 in damages recorded in "Other Income" and $150,000 recorded as a reduction in inventory from the repurchase of inventory held by API.

Provision for Income Taxes

The Company recorded a provision for income taxes related to foreign income tax expense estimates for operations in Canada and the Philippines, and federal taxes under Alternative Minimum Tax regulations. The Company does not record a tax benefit for U.S. tax purposes on any operating losses incurred due to the deferred tax valuation allowance recorded as it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company's effective tax rate for the period ended January 31, 2006 was 6.5% versus the 34.0% statutory rate due primarily to the net operating losses utilized.

Net Income (Loss) and Net Income (Loss) per Share

The Company had net income of $1.0 million or $0.14 per share for the twelve months ended January 31, 2006, compared to a net loss of $2.2 million or $0.31 per share for the full year ended January 31, 2005. The significant improvement in operating results was due to the reasons described in the preceding sections.

Year ended January 31, 2005 compared to year ended January 31, 2004

Net sales

Net sales for the year ended January 31, 2005 increased $18.5 million, or 17.5%, to $124.2 million from $105.8 million for the year ended January 31, 2004. Net sales increased in all customer sectors, as economic conditions improved for the general economy as a whole for the year, leading to greater flight activity than the previous year, and therefore increases in maintenance and repairs. The increase in sales occurred across all geographic regions with the most significant improvement in sales growth occurring in Asia and Latin America at 31% and 38% respectively. European revenue growth, while positive, lagged the other regions of the world at 10%.

Freight revenue is a component of net sales and it represents freight billed to customers. Freight revenue declined for year ended January 31, 2005 by 13% to $2.1 million from $2.4 million for the prior year ended January 31, 2004. This decline was due primarily to increased customer incentives resulting from promotional activities and industry competition. This had an adverse effect on gross profit margin as explained below under the caption "Gross Profit".

Cost of sales

Cost of sales consists of costs of inventory sold, direct costs to overhaul and repair parts and components, and direct costs of providing services. Freight costs for parts and components sold are also included in cost of sales. Costs of sales for the year ended January 31, 2005 increased $17.3 million, or 20.0%, to $103.5 million from $86.2 million for the year ended January 31, 2004. The increase in cost of sales was due primarily to the increase in net sales of parts and components. In addition, a $300,000 increase to inventory reserves was recorded in the quarter ended July 31, 2004 as described under the caption "Critical Accounting Policies" in the section "Allowance for Excess and Obsolete Inventories".

As a percentage of net sales, cost of sales increased for the twelve months ended January 31, 2005, to 83.3% from 81.5%, for the twelve month period ended January 31, 2004. The increase in the percentage of cost of sales compared to net sales for the twelve months ended January 31, 2005 compared to the comparable twelve month 2004 period, was due to the reasons described above, as well as higher growth in sales of products and components supply services versus supply chain management services contracts, the latter representing a larger share of the revenue mix in the prior year period versus the current year period.

Gross profit

Gross profit for the twelve months ended January 31, 2005 increased $1.2 million or 6.1% to $20.7 million, compared to gross profit for the twelve months ended January 31, 2004. Gross profit as a percentage of net sales decreased to 16.7% for the twelve month period ended January 31, 2005, from 18.5% for the comparable twelve month period ended January 31, 2004. Gross profit margin for the twelve month period ended January 31, 2005, decreased compared to the comparable period of the prior year principally due to the accrual for an increase in the inventory reserves, as mentioned above under the caption "Cost of Sales", as well as an increase in the mix in sales of parts and components supply services which have a lower gross profit margin relative to supply chain management services. The increase in net freight expense, as described below, contributed to the reduction in gross profit for the twelve months ended January 31, 2005 compared to the twelve months ended January 31, 2004.

Gross profit is also impacted by net freight expense, which represents freight expense recorded in cost of sales, less freight billed to customers in net sales. Net freight expense decreased gross profit by 5.7% for the twelve months ended January 31, 2005, compared to a decrease of 3.9% in the comparable 2004 period. The decrease was due primarily to increased customer incentives from promotional activities offering customers reduced or zero freight on shipments.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended January 31, 2005 increased $3.0 million, or 17.3%, to $20.0 million from $17.0 million for the year ended January 31, 2004. The increases for the twelve months ended January 31, 2005, over the twelve month period ended January 31, 2004, is due primarily to increases in salaries and payroll costs related to additional sales personnel, higher sales commissions, sales related travel expenses, severance and relocation expense for personnel changes, increased legal fees, the expiration of property tax incentives, and expenses incurred for the implementation of a new customer initiative requiring additional temporary warehouse personnel. Offsetting these increases were reductions to bad debt expense from a reduction in the reserves for accounts receivable, and lower depreciation expense. The reduction in the accounts receivable reserves that resulted during normal review procedures was due to a change in the Company's estimate for bad debts resulting from changes in estimated collections based on improving customer payment trends, and the overall improving economy.

Selling, general and administrative expenses as a percentage of revenues were 16.1% for the twelve months ended January 31, 2005, unchanged from the twelve months ended January 31, 2004.

Corporate Expenses

Corporate expenses for the twelve months ended January 31, 2005 increased $268,000, or 10.2%, to $2.9 million, from the $2.6 million incurred during the twelve months ended January 31, 2004. For the twelve months ended January 31, 2005 versus the prior year, the Company incurred an additional $324,000 in legal expenses related to updating our corporate governance policies under new SEC and NASDAQ exchange rules, responding to a dissident shareholder's proposal, activities in connection with a proxy contest, and for the 2004 annual meeting. Other increases in the twelve months ended January 31, 2005 versus the twelve months ended January 31, 2004 related to salary and payroll expenses, travel expenses, insurance charges, and consulting services related to changes in management, which were partially offset by lower expenses in other categories over the prior year period.

Interest income and interest and other expenses

During the twelve months ended January 31, 2005, interest income from investing the Company's cash in short term investments, decreased by $88,000 to $66,000 over the comparable prior year period. The decrease in income was due to lower cash balances to invest, and lower interest rates due to a revised investment strategy minimizing market risk for the year ended January 31, 2005 over the twelve-month period ended January 31, 2004. Interest and Other Expenses resulted in income of $10,000 for the twelve months ended January 31, 2005 versus expense in the amount of $5,000 in the comparable prior year period due primarily to reductions in other expenses and less foreign exchange gains.

Provision for Income Taxes

The Company recorded a provision for income taxes related to foreign income tax expense estimates for operations in Canada and the Philippines. The Company does not record a tax benefit for U.S. tax purposes on any operating losses incurred due to the deferred tax valuation allowance recorded as it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Net Income (Loss) and Net Income (Loss) per Share

The Company had a net loss of $2.2 million or $0.31 per share for the twelve months ended January 31, 2005, compared to net income of $11,000 for the full year ended January 31, 2004. The net loss was due to the reasons described in the preceding sections.

Liquidity and Capital Resources

The Company's liquidity requirements arise principally from its working capital needs. In addition, the Company has liquidity requirements to fund capital expenditures to support its current operations, and facilitate growth and expansion. The Company funds its liquidity requirements with a combination of cash on hand, cash flows from operations, and from borrowings.

Cash and cash equivalents at any time may consist of a combination of demand deposits, money market or short-term, high-grade bond funds, and short-term certificates of deposit.

The reduction in cash for the year ended January 31, 2006 was principally the result of inventory purchases to expand the company's product line offerings, purchases of equipment and software, and the repurchase by API of subsidiary preferred stock. The Company believes it maintains a strong balance sheet.

The Company's cash used in operations for the years ended January 31, 2006, 2005 and 2004 was $(8.8) million, $(1.5) million, and $(0.6) million, respectively. Cash used in operations for the year ended January 31, 2006 was impacted by increases in inventory due to a large purchase of inventory parts from a leading aircraft OEM, and additional inventory opportunity buys to secure price or volume discounts, and an increase in trade receivables offset by an increase in accounts payable. On September 20, 2005, API made an initial inventory purchase of approximately $7.1 million. The OEM vendor agreed to partially finance the purchase with two promissory notes from API of $2.5 million and $1.8 million, with the Company entering into a guarantee agreement to ensure payment by API. These promissory notes were subsequently amended. The amended promissory note for $1.6 million is for a term of 4 years, at 5.0% interest per annum. The amended promissory note for $1.4 million is a non-interest bearing short term note due within one year. The vendor financing promissory notes are subordinated to the Company's revolving line of credit. In addition, subsequent to the initial purchase and pursuant to a separate transaction with the same OEM, API made an additional purchase of $4.8 million of inventory to broaden the product line offering, pursuant to usual vendor terms. Cash used in investing activities for the years ended January 31, 2006, 2005 and 2004 was $(3.2) million, $(1.0) million, and $(0.4) million, respectively. Cash used in investing activities for these years was related to purchases of fixed assets and enterprise software in 2006 and 2005. Cash provided by (used in) financing activities for the years ended January 31, 2006, 2005 and 2004 was $(1.1) million, nil, and $1, respectively. Cash used in financing activities for the year ended January 31, 2006 results from the repurchase of the preferred stock of API held by a third party, in the second quarter of the current year.

First Aviation's aggregate cash used for capital expenditures for the years ended January 31, 2006, 2005 and 2004 was $3.2 million, $1.0 million, and $0.5 million, respectively. The increase in capital requirements in fiscal 2006 is the result of current upgrades to the Company's enterprise system and equipment to handle current requirements and support the Company's growth and expansion. For fiscal year 2007 the amount required for capital expenditures currently is expected to range between $1.5 million and $2.0 million. Management expects to fund these requirements from cash on hand, cash flows from operations, and from borrowings.

Effective July 29, 2005 API entered into a new $20 million revolving line of credit facility which under certain conditions may be increased to $25 million, through a Commercial Revolving Loan and Security Agreement ("Agreement"). This Agreement which expires on September 1, 2007 replaces the Company's prior facility which was scheduled to expire July 1, 2006. Borrowings under this facility bear interest equal to LIBOR plus 1.5% and are limited to specified percentages of eligible trade receivables and inventories of API. The Agreement contains a number of covenants, including restrictions on mergers, consolidations and acquisitions, the incurrence of indebtedness, transactions with affiliates, the creation of liens, and limitations on capital expenditures. Pursuant to the terms and conditions of the Agreement, the payment of dividends on API's common stock is prohibited, except with the lender's consent, and API is required to maintain minimum levels of net worth and specified interest expense coverage ratios. Substantially all of API's domestic assets are pledged as collateral under the Facility, and First Aviation guarantees all borrowings under the Agreement. In October 2005, the line was increased to $25 million under provisions of the agreement as a result of a large inventory purchase made by the Company in September 2005. At January 31, 2006, borrowings under the facility totaled $14.5 million, at an interest rate of approximately 5.8%. Of the $14.5 million, $0.5 million represented a draw on the Facility just prior to January 31, 2006. The Company would regularly draw down on the Facility just prior to quarter end and year end, hold the cash, and then repay the amount drawn shortly thereafter. The purpose was to show cash availability for potential acquisitions or other investment opportunities. The Company is currently using the Facility more for inventory investment and working capital requirements. This represents a more frequent use of the line that will increase borrowing costs.. Approximately $8.9 million was available under the facility at January 31, 2006. The new facility extended the maturity to September 1, 2007,

therefore, borrowings under the facility are classified as long term. Management believes that the carrying amount of the Company's borrowings approximates fair market value because the interest rate is variable and resets frequently.

Based upon current and anticipated levels of operations, the Company believes that its cash on hand and cash flow from operations, combined with borrowings available under its line of credit, will be sufficient to meet its current and anticipated cash operating requirements through the year ending January 31, 2007, including scheduled interest payments, working capital needs, and capital expenditures.

On January 6, 2003, the Company announced that its Board of Directors, in light of the Company's cash position, had approved a special cash dividend of $1.00 per share. The dividend was paid on January 30, 2003. The total paid was $7.3 million. The Company previously had not declared nor paid any cash dividends or distributions on its common stock since its inception in 1997. In addition, API's credit facility prohibits the payment of cash dividends from it to First Aviation without the lender's consent. At this time, the Company anticipates that all future earnings will be retained for use in the Company's business. Any payment of cash dividends in the future on the Company's common stock will be dependent upon the Company's financial condition, its results of operations, current and anticipated cash requirements, plans for expansion, the ability of its subsidiaries to pay dividends or otherwise make cash payments or advances to it (as described above), and restrictions, if any, under any future debt obligations, as well as any other factors that the Board of Directors deems relevant.

In conjunction with the Company's acquisition of API in 1997, AMR Combs, Inc. ("AMR Combs") purchased 10,407 shares of API Series A Convertible Preferred Stock, $0.001 par value, with annual dividends of $4.00 per share, payable quarterly (the "Convertible Preferred Stock"). On March 5, 1999, AMR Combs was acquired by Signature Flight Support, an affiliate of BBA Group Plc. On June 20, 2005, all of the outstanding shares of Preferred Stock were repurchased by the Company for $500,000. The difference between the carrying value and the purchase price was recorded as additional paid-in capital.

Inflation

The Company does not believe that the relatively moderate levels of inflation that have been experienced in the United States have had a significant impact on its revenues or operations.

Off –Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Contractual Obligations

The following table sets forth the Company's contractual obligations as of January 31, 2006:

(Amounts in thousands)	Total	Payments due by period Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations (1)	**$ 14,500**	$ -	$ 14,500	$ -	$ -
Notes Payable (2)	**2,553**	**1,199**	1,354	-	-
Operating Lease Obligations (3)	**4,463**	1,055	1,443	1,049	916
Purchase Obligations (4)	**16,480**	16,480	-	-	-
Total	**$ 37,996**	$ 18,734	$ 17,297	$ 1,049	$ 916

Notes to Contractual Obligations Data:

(1) Long-term debt consists of API's revolving line of credit through a Commercial Revolving Loan and Security Agreement as described in *Liquidity and Capital Resources*, above.

(2) Notes Payable consists of vendor financing principal and interest for inventory purchases as described in the footnotes to the consolidated financial statements of the Company.

(3) Operating leases includes minimum rental payments under non-cancelable leases of one year or longer.

(4) Purchase obligations represent cancelable open purchase orders in the normal course of business for parts inventory. Although such open purchase orders are generally cancelable, the Company intends to execute substantially all of them.

Item 7A. Quantitative and Qualitative Disclosures about Market Risks

The Company's Canadian operations utilize the Canadian dollar as their functional currency, while the Company's Asian operation utilizes the U.S. dollar as its functional currency. The Company has transactions denominated in Canadian dollars and Philippine pesos. The Company is exposed to market risk from foreign exchange rates. Foreign currency transaction exposure principally arises from the transfer of foreign currency to and/or from U.S. dollars from one subsidiary to another within the Company, and from foreign currency denominated trade receivables. Currency transaction and translation exposures are not hedged. Foreign currency transaction gains and losses are included in earnings, and gains or losses will increase in significance with the growth of the Canadian operations. Unrealized currency translation gains and losses resulting from the translation of foreign subsidiaries balance sheets to U.S. dollars are not recorded as income or expense, but are recognized in the Balance Sheet as other comprehensive income or loss as a component of Stockholder's Equity. The Company does have risk principally relating to the translation of accounts in which the Canadian dollar is the functional currency. Sensitivity analysis of foreign currency exchange rate risk assumes an instantaneous 10% change in the foreign currency exchange rates from their level at January 31, 2006, with all other variables held constant. A 10% strengthening of the Canadian dollar versus the U.S. dollar would result in a decrease of approximately $211,000 in the net liability position of financial instruments at January 31, 2006. A 10% weakening of the Canadian dollar versus the U.S. dollar would result in a increase of approximately $258,000 in the net liability position of financial instruments at January 31, 2006. During the twelve months ended January 31, 2006 the Company experienced a comprehensive gain of $126,000, due to an increase in the value of the Canadian dollar relative to the U.S. dollar. The Company did not experience any significant changes in market risk during the twelve months ended January 31, 2006. Borrowings of the Company are denominated in U.S. dollars. Management believes that the carrying amount of the Company's borrowings approximates fair value because the interest rates are variable and reset frequently.

Item 8. Financial Statements and Supplementary Data

See Index to Financial Statements, which appears on page F-1 hereof.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

No disclosure required.

Item 9A. Controls and Procedures

The Company's management evaluated, with the participation of the Company's principal executive and principal financial officer, the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and l5d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of January 31, 2006. Based on their evaluation, the Company's principal executive and principal financial officer concluded that the Company's disclosure controls and procedures were effective as of January 31, 2006.

There has been no change in the Company's internal control over financial reporting (as defined in Rules 13a-l5(f) and 15d-l5(f) under the Exchange Act) that occurred during the Company's fourth fiscal quarter of the fiscal year ended January 31, 2006, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

No disclosure required.

PART III

Item 10. Directors and Executive Officers of the Registrant

Other than information with respect to First Aviation's executive officers, which is set forth after Item 4 of Part I of this Form 10-K, the information required to be disclosed pursuant to this Item 10 is incorporated in its entirety herein by reference to the Company's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after the end of the Company's last fiscal year.

Item 11. Executive Compensation

The information required to be disclosed pursuant to this Item 11 is incorporated in its entirety herein by reference to the Company's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after the end of the Company's last fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required to be disclosed pursuant to this Item 12 is incorporated in its entirety herein by reference to the Company's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after the end of the Company's last fiscal year.

Item 13. Certain Relationships and Related Transactions

The information required to be disclosed pursuant to this Item 13 is incorporated in its entirety herein by reference to the Company's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after the end of the Company's last fiscal year.

Item 14. Principal Accountant Fees and Services

The information required to be disclosed pursuant to this Item 14 is incorporated in its entirety herein by reference to the Company's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after the end of the Company's last fiscal year.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as part of this report:

(1) Financial Statements: See Index to Consolidated Financial Statements, which appears on Page F-1 hereof.
(2) Financial Statement Schedule II – Valuation and Qualifying Accounts, which appears on Page F-19 hereof. (All other schedules have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or the Notes to Consolidated Financial Statements.)
(3) Exhibits

Exhibit Number	Description of Exhibit
3.1	Restated Certificate of Incorporation of the Company (filed as Exhibit 3.1 to the Company's Registration Statement on Form S-1 (No. 333-18647), as amended, filed on December 23, 1996, and incorporated herein by reference).
3.2	Amended and Restated Bylaws of the Company (filed as Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2001 (No. 0-21995), and incorporated herein by reference).
10.1	Form of Director Indemnification Agreement between the Company and each of its directors (filed as Exhibit 10.1 to the Company's Registration Statement on Form S-1 (No. 333-18647), as amended, filed on December 23, 1996, and incorporated herein by reference).
10.2	Asset Purchase Agreement, dated November 25, 1996, by and between AMR Combs and API (filed as Exhibit 10.9 to the Company's Amendment No. 1 to Registration Statement on Form S-1 (No. 333-18647), as amended, filed on January 24, 1997, and incorporated herein by reference).
10.3 *	First Aviation Services Inc. Stock Incentive Plan (filed as Exhibit 10.14 to the Company's Amendment No. 3 to Registration Statement on Form S-1 (No. 333-18647), as amended, filed on February 24, 1997, and incorporated herein by reference).
10.4 *	First Aviation Services Inc. Employee Stock Purchase Plan (filed as Exhibit 10.15 to the Company's Amendment No. 3 to Registration Statement on Form S-1 (No. 333-18647), as amended, filed on February 24, 1997, and incorporated herein by reference).
10.5	Amended and Restated Registration Rights Agreement, dated as of February 21, 1996, by and between the Company and FAS Inc. (filed as Exhibit 10.24 to the Company's Amendment No. 3 to Registration Statement on Form S-1 (No. 333-18647), as amended, filed on February 24, 1997, and incorporated herein by reference).
10.6	Sublease Agreement, dated as of December 31, 1996, between First Equity and the Company (filed as Exhibit 10.30 to the Company's Amendment No. 3 to Registration Statement on Form S-1 (No. 333-18647), as amended, filed on February 24, 1997, and incorporated herein by reference).
10.7 *	Amendment No. 1 to the First Aviation Services Inc. Stock Incentive Plan (filed as exhibit 10.39 to Company's Annual Report on Form 10-K for the year ended January 31, 1998 (No. 0-21995), and incorporated herein by reference).
10.8	Commercial Revolving Loan and Security Agreement, dated March 30, 2000, by and between Hudson United Bank and Aerospace Products International, Inc. (filed as Exhibit 10.43 to the Company's Annual Report on Form 10-K for the year ended January 31, 2000 (No. 0-21995), and incorporated herein by reference).

10.9 Guaranty, dated as of March 30, 2000, between First Aviation Services Inc. and Hudson United Bank (filed as Exhibit 10.44 to the Company's Annual Report on Form 10-K for the year ended January 31, 2000 (No. 0-21995), and incorporated herein by reference).

10.10 Second Amendment to Commercial Revolving Loan and Security Agreement dated as of April 27, 2001 between Hudson United Bank and Aerospace Products International, Inc. (filed as Exhibit 10.48 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2001 (No. 0-21995), and incorporated herein by reference).

10.11 Second Reaffirmation of Guaranty dated as of April 27, 2001 by First Aviation Services Inc. and in favor of Hudson United Bank (filed as Exhibit 10.49 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2001 (No. 0-21995), and incorporated herein by reference).

10.12 Third Amendment to Commercial Revolving Loan and Security Agreement dated as of June 28, 2001 between Hudson United Bank and Aerospace Products International, Inc. (filed as Exhibit 10.48 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2001(No. 0-21995), and incorporated herein by reference).

10.13 Third Reaffirmation of Guaranty dated as of June 28, 2001 by First Aviation Services Inc. and in favor of Hudson United Bank (filed as Exhibit 10.49 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2001(No. 0-21995) , and incorporated herein by reference).

10.14 * Amendment No. 2 to the First Aviation Services Inc. Stock Incentive Plan (filed as Exhibit 4.5 to the Company's Form S-8 (No. 333-25915) on September 20, 2001, and incorporated herein by reference).

10.15 Letter, effective February 1, 2002, by and between First Equity Development Inc. and its affiliates and First Aviation Services Inc. regarding pursuit of acquisition opportunities (filed as Exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended January 31, 2002 (No. 0-21995), and incorporated herein by reference).

10.16 Engagement Letter between First Equity Development Inc. and its affiliate, FED Securities Inc., and First Aviation Services Inc. effective February 1, 2002 (filed as Exhibit 10.40 to the Company's Annual Report on Form 10-K for the year ended January 31, 2002 (No. 0-21995), and incorporated herein by reference).

10.17 Fourth Amendment to Commercial Revolving Loan and Security Agreement dated as of July 31, 2002 between Hudson United Bank and Aerospace Products International, Inc. (filed as Exhibit 10.48 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2002 (No. 0-21995), and incorporated herein by reference).

10.18 Fourth Reaffirmation of Guaranty dated as of July 31, 2002 by First Aviation Services Inc. and in favor of Hudson United Bank (filed as Exhibit 10.49 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2002 (No. 0-21995), and incorporated herein by reference).

10.19 Fifth Amendment to Commercial Revolving Loan and Security Agreement dated as of July 31, 2003 between Hudson United Bank and Aerospace Products International, Inc. (filed as Exhibit 10.19 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2003 (No. 0-21995), and incorporated herein by reference).

10.20 Fifth Reaffirmation of Guaranty dated as of July 31, 2003 by First Aviation Services Inc. and in favor of Hudson United Bank (filed as Exhibit 10.20 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2003 (No. 0-21995), and incorporated herein by reference).

10.21* Amendment No. 3 to the First Aviation Services Inc. Stock Incentive Plan (filed as Exhibit 10.21 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2003 (No. 0-21995), and incorporated herein by reference).

10.22 * Employment Agreement, dated as of October 7, 2003, between the Company and Robert G. Costantini (filed as Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended January 31, 2004 (No. 0-21995), and incorporated herein by reference).

10.23 * Form of Incentive Stock Option Award Agreement Letter Pursuant to the 1997 Stock Incentive Plan (filed as Exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended January 31, 2004 (No. 0-21995), and incorporated herein by reference).

10.24 * Officer Indemnification Agreement dated as of October 27, 2003 between the Company and Robert G. Costantini (filed as Exhibit 10.24 to the Company's Annual Report on Form 10-K for the year ended January 31, 2004 (No. 0-21995), and incorporated herein by reference).

10.25 * Employment Agreement, dated as of February 2, 2004, between Aerospace Products International, Inc. and Paul J. Fanelli (filed as Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended January 31, 2004 (No. 0-21995), and incorporated herein by reference).

10.26 * Amendment to Employment Agreement, dated as of April 5, 2004, between Aerospace Products International, Inc. and Paul J. Fanelli (filed as Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended January 31, 2004 (No. 0-21995), and incorporated herein by reference).

10.27 * Relocation Agreement, dated as of February 16, 2004, between Aerospace Products International, Inc. and Paul J. Fanelli (filed as Exhibit 10.27 to the Company's Annual Report on Form 10-K for the year ended January 31, 2004 (No. 0-21995), and incorporated herein by reference).

10.28 Sixth Amendment to Commercial Revolving Loan and Security Agreement, dated as of July 31, 2004, between Hudson United Bank and Aerospace Products International Inc. (filed as Exhibit 10.31 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2004 (No. 0-21995), and incorporated herein by reference).

10.29 Sixth Reaffirmation of Guaranty dated as of July 31, 2004, by First Aviation Services Inc. and in favor of Hudson United Bank (filed as Exhibit 10.32 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2004 (No. 0-21995), and incorporated herein by reference).

10.30 * Amendment dated May 14, 2004 to the Relocation Agreement dated February 16, 2004 between Aerospace Products International Inc. and Paul J. Fanelli (filed as Exhibit 10.33 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2004 (No. 0-21995), and incorporated herein by reference).

10.31 * Compensation Arrangements with Certain Executive Officers (filed as Exhibit 10.31 to the Company's Annual Report on Form 10-K for the year ended January 31, 2005 (No. 0-21995), and incorporated herein by reference)

10.32 * Compensation of Non-Employee Directors (filed as Exhibit 10.32 to the Company's Annual Report on Form 10-K for the year ended January 31, 2005 (No. 0-21995), and incorporated herein by reference)

10.33 Description of Amendment to letter regarding pursuit of Acquisition Opportunities (filed as Exhibit 10.33 to the Company's Annual Report on Form 10-K for the year ended January 31, 2005 (No. 0-21995), and incorporated herein by reference)

10.34 * Compensation for Services of the Board of Directors of First Aviation Services Inc. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 7, 2005 (No. 0-21995), and incorporated herein by reference).

10.35 Preferred Stock Purchase Agreement, dated as of June 20, 2005, between Signature Combs, Inc. (f/k/a AMR Combs, Inc.) and Aerospace Products International, Inc. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 20, 2005 (No. 0-21995), and incorporated herein by reference).

10.36 Amended and Restated Commercial Revolving Loan and Security Agreement, dated as of July 29, 2005, entered into by Aerospace Products International, Inc., a direct wholly-owned subsidiary of First Aviation

Services, Inc. and Hudson United Bank (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated July 29, 2005 (No. 0-21995), and incorporated herein by reference).

10.37 Amended and Restated Guaranty, dated as of July 29, 2005, entered into by First Aviation Services, Inc. (on behalf of Aerospace Products International, Inc., a direct wholly-owned subsidiary of First Aviation Services, Inc.) and Hudson United Bank (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated July 29, 2005 (No. 0-21995), and incorporated herein by reference).

10.38 * Compensation for Aaron P. Hollander (filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2005 (No. 0-21995), and incorporated herein by reference).

10.39 * Compensation arrangements with other executive officers (effective as of February 1, 2006).

21.1 List of Subsidiaries.

23.1 Consent of Ernst & Young LLP.

31.1 Certification of Chief Executive Officer required by Rule 13a-14(a).

31.2 Certification of Chief Financial Officer required by Rule 13a-14(a).

32.1 Certification of Chief Executive Officer required by Rule 13a-14(b) and 18 U.S.C. Section 1350 (furnished herewith).

32.2 Certification of Chief Financial Officer required by Rule 13a-14(b) and 18 U.S.C. Section 1350 (furnished herewith).

* Management contracts or compensatory plans or arrangements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 1, 2006

FIRST AVIATION SERVICES INC.

By: /s/ Robert G. Costantini
Robert G. Costantini
Chief Financial Officer
(Principal Financial and Accounting Officer)

Signature	Title	Date
/s/ Aaron P. Hollander Aaron P. Hollander	Chairman of the Board	May 1, 2006
/s/ Michael C. Culver Michael C. Culver	Chief Executive Officer and Director (Principal Executive Officer)	May 1, 2006
/s/ Stanley J. Hill Stanley J. Hill	Director	May 1, 2006
/s/ Robert L. Kirk Robert L. Kirk	Director	May 1, 2006
/s/ Joseph J. Lhota Joseph J. Lhota	Director	May 1, 2006

First Aviation Services Inc.

Consolidated Financial Statements

For the years ended January 31, 2006, 2005 and 2004

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
First Aviation Services Inc.

We have audited the accompanying consolidated balance sheets of First Aviation Services Inc. as of January 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15(a)2. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Aviation Services Inc. at January 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Stamford, Connecticut
April 21, 2006

First Aviation Services Inc.

Consolidated Balance Sheets
(in thousands, except share amounts)

	January 31, 2006	January 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 9,488	$ 22,584
Trade receivables, net	18,737	14,563
Inventories, net	38,809	24,156
Prepaid expenses and other	1,351	900
Total current assets	68,385	62,203
Plant and equipment, net	4,963	2,996
Total Assets	$ 73,348	$ 65,199
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 15,441	$ 10,495
Accrued compensation and related expenses	1,823	1,205
Other accrued liabilities	1,750	2,424
Notes payable	1,125	-
Income taxes payable	1,012	900
Total current liabilities	21,151	15,024
Long-term debt	14,500	14,500
Notes payable, less current portion	1,245	
Minority interest in subsidiary	-	1,041
Total liabilities	36,896	30,565
Stockholders' equity		
Common stock, $0.01 par value, 25,000,000 shares authorized, 9,135,699 shares issued	91	91
Additional paid-in capital	38,799	38,318
Retained earnings	6,349	5,325
Accumulated other comprehensive income	500	374
	45,739	44,108
Less: Treasury stock, at cost, 1,782,449 and 1,814,191 shares, respectively	(9,287)	(9,474)
Total stockholders' equity	36,452	34,634
Total liabilities and stockholders' equity	$ 73,348	$ 65,199

See accompanying notes .

First Aviation Services Inc.

Consolidated Statements of Operations
(in thousands, except share and per share amounts)

	Year ended January 31,		
	2006	2005	2004
Net sales	**$ 131,525**	$ 124,249	$ 105,777
Cost of sales	**108,474**	103,525	86,241
Gross profit	**23,051**	20,724	19,536
Selling, general and administrative expenses	**19,933**	19,973	17,032
Corporate expenses	**2,372**	2,893	2,625
Income (Loss) from operations	**746**	**(2,142)**	**(121)**
Interest income	**47**	66	154
Net interest income (expense) and other	**(105)**	10	(5)
Other income	**417**	-	-
Minority interest in subsidiary	**(10)**	(42)	(42)
Income (Loss) before income taxes	**1,095**	(2,108)	(14)
(Provision) benefit for income taxes	**(71)**	(121)	25
Net income (loss)	**$ 1,024**	$ (2,229)	$ 11
Basic net income (loss) per share, and net income (loss) per share - assuming dilution:			
Basic net income (loss) per share	**$ 0.14**	$ (0.31)	$ -
Net income (loss) per share - assuming dilution	**$ 0.14**	$ (0.31)	$ -
Weighted average shares outstanding - basic	**7,336,925**	7,301,751	7,267,368
Weighted average shares outstanding - assuming dilution	**7,341,007**	7,301,751	7,281,598

See accompanying notes .

First Aviation Services Inc.

Consolidated Statements of Stockholders' Equity

(in thousands, except share amounts)

As of January 31, 2006	Common Stock Number of Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Sub-Total	Treasury Stock	Total
Balances at January 31, 2003	7,250,710	$ 91	$ 38,445	$ 7,543	$ (96)	$ 45,983	$ (9,889)	$ 36,094
Shares issued under qualified plans and to directors	33,383	-	(70)	-	-	(70)	196	126
Other comprehensive income	-	-	-	-	334	334		334
Net Income	-	-	-	11	-	11	-	11
Balances at January 31, 2004	7,284,093	$ 91	$ 38,375	$ 7,554	$ 238	$ 46,258	$ (9,693)	$ 36,565
Shares issued under qualified plans and to directors	37,415	-	(57)	-	-	(57)	219	162
Other comprehensive income	-	-	-	-	136	136		136
Net loss	-	-	-	(2,229)	-	(2,229)	-	(2,229)
Balances at January 31, 2005	7,321,508	$ 91	$ 38,318	$ 5,325	$ 374	$ 44,108	$ (9,474)	$ 34,634
Shares issued under qualified plans and to directors	**31,742**	-	**(60)**	-	-	**(60)**	**187**	**127**
Repurchase of preferred stock of subsidiary	-		**541**	-	-	**541**	-	**541**
Other comprehensive income	-	-	-	-	**126**	**126**	-	**126**
Net Income	-	-	-	**1,024**	-	**1,024**	-	**1,024**
Balances at January 31, 2006	**7,353,250**	**$ 91**	**$ 38,799**	**$ 6,349**	**$ 500**	**$ 45,739**	**$ (9,287)**	**$ 36,452**

See accompanying notes.

First Aviation Services Inc.

Consolidated Statements of Cash Flows
(in thousands)

	Year ended January 31,		
	2006	2005	2004
Cash flows from operating activities			
Net income (loss)	**$ 1,024**	$ (2,229)	$ 11
Adjustments to reconcile net income (loss) to net cash from operating activities - non cash expense (income):			
Depreciation and amortization	**1,255**	1,011	1,101
Compensation paid through issuance of stock	**127**	162	121
(Increase) decrease in working capital assets:			
Trade receivables	**(4,049)**	(990)	416
Inventories	**(11,596)**	(1,717)	(1,561)
Prepaid expenses and other assets	**(444)**	150	10
Increase (decrease) in working capital liabilities:			
Accounts payable	**4,917**	930	(775)
Other accrued liabilities	**(165)**	1,206	188
Income taxes payable	**110**	(32)	(70)
Net cash provided by (used in) operating activities	**(8,821)**	(1,509)	(559)
Cash flows from investing activities			
Purchases of plant and equipment and other assets	**(3,208)**	(1,039)	(484)
Proceeds from disposals of plant and equipment and other assets	**-**	3	70
Net cash used in investing activities	**(3,208)**	(1,036)	(414)
Cash flows from financing activities			
Borrowings on revolving line of credit	**46,400**	56,150	58,000
Repayments on revolving line of credit and capital lease obligations	**(46,400)**	(56,150)	(58,004)
Repayments on notes payable	**(600)**	-	-
Repurchase of Minority Interest in Subsidiary	**(500)**	-	-
Repurchases of common stock for treasury and other	**-**	-	5
Net cash provided by (used in) financing activities	**(1,100)**	-	1
Effect of exchange rate changes on cash and cash equivalents	**33**	(15)	103
Net change in cash and cash equivalents	**$ (13,096)**	$ (2,560)	$ (869)
Cash and cash equivalents at the beginning of the year	**22,584**	25,144	26,013
Cash and cash equivalents at the end of the year	**$ 9,488**	$ 22,584	$ 25,144
Supplemental cash flow disclosures			
Cash paid for:			
Interest	**$ 218**	$ 46	$ 61
Income taxes paid, net	**$ 59**	$ 145	$ 124

See accompanying notes.

First Aviation Services Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

1. Business and Basis of Presentation

First Aviation Services Inc. ("First Aviation"), through its wholly-owned subsidiaries, Aerospace Products International, Inc. ("API"), Aircraft Products International, Ltd. ("API Ltd."), API Asia Pacific, Inc. ("API Asia Pacific"), and API China, Inc. ("API China"), (collectively the "Company"), is one of the leading suppliers of products and services to the aerospace industry worldwide, including the provisioning of aircraft parts and components, and supply chain management services. The Company also performs overhaul and repair services for brakes and starter/generators, and builds custom hose assemblies. The Company has its headquarters in Westport, Connecticut.

The accompanying consolidated financial statements include the accounts of First Aviation and its subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation.

First Aviation was formed in March 1995 to acquire the capital stock of National Airmotive Corporation ("NAC"). On March 5, 1997, the Company completed an initial public offering of its common stock. A portion of the proceeds was used to acquire API's business from AMR Combs, Inc. ("AMR Combs").

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates, and the differences may be significant.

Net Sales, Cost of Sales, and Trade Receivables

The Company's net sales consist of sales of services to the aviation industry, including parts and components supply services, supply chain management services, and component overhaul and repair services. Net sales are recorded when parts and components are shipped and title transfers to the customer, when overhaul and repair services are completed and the item is shipped back to the customer, or when supply chain management services have been provided to the customer. Shipping and handling fees billed to customers are included in net sales. The terms and nature of supply chain management services provided are stipulated in a long-term contract between the Company and the customer. The Company provides its facilities, personnel and systems to provide cost effective services to the customer. In providing services where the Company distributes inventory on behalf of its customer, the Company may use its own inventory or hold its customers' inventory without taking ownership of such inventory. In cases where the Company does not take ownership of its customers' inventory, net sales generally are recognized as a fee based on the sales value of the product shipped through the Company's facilities, and not the sales value of the product itself. Alternatively, the Company, when providing services to handle customers' inventory without taking ownership, can take a fee based on the cost of providing services, and not on the sales value of the product.

Cost of sales consists of costs of inventory sold, costs to overhaul and repair parts and components, and direct costs of providing services. Freight costs for parts and components sold are also included in cost of sales. API has five suppliers from whom approximately 38%, 40%, and 45% of it's total purchases were made during the years ended January 31, 2006, 2005, and 2004, respectively.

Sales to unaffiliated foreign customers were approximately 25%, 22% and 22% of net sales for the years ended January 31, 2006, 2005 and 2004, respectively. The majority of these customers were located in Canada, Southeast Asia, Latin America, and Europe.

The Company provides credit in the form of trade accounts receivable to its customers. The Company generally does not require collateral to support domestic customer receivables. Receivables arising from export activities may be supported by foreign credit insurance. The Company performs ongoing credit evaluations of its customers and maintains allowances that management believes are adequate for potential credit losses. The allowance for doubtful accounts was $596 and $806, at January 31, 2006 and 2005, respectively.

Shipping and Handling Revenues and Costs

Fees billed to customers associated with shipping and handling activities are classified as revenue, and costs associated with shipping and handling, are classified as part of cost of sales.

Stock Based Compensation and Stock Options Issued to Employees

The Company's non-employee directors receive a portion of their annual compensation in the Company's stock. The value of stock issued is equivalent to the compensation expense, and the number of shares issued is based upon the fair market value per share at the date issued. The Company's non-employee directors receive compensation in cash for committee meetings and special board meetings, excluding the four regularly scheduled board meetings and the annual shareholders' meeting that are paid for in stock as part of their annual compensation.

The Company generally grants stock options to its employees for a fixed number of shares with an exercise price equal to the fair market value of the stock on the date of grant. As permitted under Statement of Financial Accounting Standard No. ("FAS") 123, "Accounting for Stock-Based Compensation", the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for stock awards to employees. No compensation expense was recognized during the years ending January 31, 2006, 2005 and 2004 since all grants were issued at the fair market value of the Company's common stock at the date of grant.

The Company is required to disclose the fair value, as defined, of options granted to employees and the related compensation expense. The fair value of the stock options granted was estimated at the date of grant using a Black-Scholes option-pricing model. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. In management's opinion, because the Company's employee stock options are not publicly traded, and have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The fair value of each option issued was estimated at the date of grant using the following assumptions for the years ended January 31:

	2006	2005	2004
Expected dividend yield	**0.0%**	0.0%	0.0%
Risk-free interest rate	**4.3%**	3.6%	1.9%
Expected volatility	**31.0%**	32.3%	37.8%
Expected life of option	**5.0 years**	5.0 years	5.0 years
Weighted-average fair value of options granted during the year	**$ 1.40**	$ 1.55	$ 1.15

Using the above noted assumptions and the weighted-average fair value of each option granted, the following shows the Company's results if the fair value of options issued had been recorded as an expense.

	2006	2005	2004
Net income (loss) as reported	**$ 1,024**	$ (2,229)	$ 11
Pro forma net compensation expense for issuance of stock options	**13**	57	42
Pro forma net income (loss)	**$ 1,011**	$ (2,286)	$ (31)
Basic net income (loss) per share, and net income (loss) per share - assuming dilution as reported	**$ 0.14**	$ (0.31)	$ (0.00)
Pro forma basic net income (loss) per share, and net income (loss) per share - assuming dilution	**$ 0.14**	$ (0.31)	$ (0.00)

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (revised 2004), "Share-Based Payment." SFAS No. 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. The cost will be measured based on the fair value of the instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123(R) replaces SFAS No. 123 and supersedes APB Opinion No. 25. As originally issued in 1995, SFAS No. 123 established as preferable the fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income (loss) would have been had the preferable fair-value-based method been used. The Company will be required to apply SFAS No. 123(R) at the beginning of the first fiscal year beginning after June 15, 2005, and plans to adopt it effective February 1, 2006. The impact of adoption of Statement 123(R) on future periods cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in the table above. Statement 123(R) has alternative transitional methods for adoption and the Company has not determined which transitional alternative it will use.

Cash and Cash Equivalents

Cash and cash equivalents at any time may consist of a combination of demand deposits, money market or short-term, high-grade bond funds and short-term certificates of deposit purchased with original maturities of less than three months.

Inventories

Inventories generally consist of aircraft parts and components and are stated at the lower of cost or market, using the first-in, first-out method. Provisions are made in each period for the estimated effect of obsolete and slow moving inventories. During the three months ended July 31, 2004, as a result of normal review procedures, the Company adjusted the methodology for estimating the Allowance for Slow Moving and Obsolete Inventory that makes the estimate more objective, and efficient to calculate, by applying percentages based on historical experiences of inventory in various age classifications, and eliminating the practice of making adjustments based on historical and projected sales, or other inventory movements due to new product lines and product returns and allowances. Actual obsolete and slow moving inventories may differ significantly from such estimates, and such differences could be material to the financial statements. The allowance for obsolete and slow moving inventory was $1,709 and $1,656, at January 31, 2006 and 2005, respectively.

Fair Value of Financial Instruments

The carrying values of current assets and liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The carrying amount of the Company's borrowings under its revolving credit agreements approximates fair value, as these obligations have interest rates which vary in conjunction with current market conditions. The carrying amount of the minority interest in subsidiary at January 31, 2005 represented API preferred stock, at face value, prior to repurchase by API pursuant to an agreement dated June 20, 2005 (See Note 6).

Plant and Equipment

Plant and equipment are stated at cost, less an allowance for depreciation. Additions and improvements that materially increase the productive capacity or extend the useful life of an asset are added to the cost of the asset. Expenditures for normal maintenance and repairs are charged to expense as incurred.

Depreciation of plant and equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 15 years. Leasehold improvements are amortized over the shorter of the estimated life of the improvement or the term of the related lease.

Long-Lived Assets

During the year ended January 31, 2003, the Company adopted FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Under FAS 144, an impairment loss must be recognized when the carrying amount of a long-lived asset exceeds its fair value. In the event that the carrying amounts of long-lived assets may be impaired, an assessment of recoverability must be performed. The assessment process consists of comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount to determine if a write-down is required. If this review process indicates that the asset will not be recoverable, the carrying value of the asset must be reduced to its estimated realizable value. The adoption of FAS 144 had no effect on the consolidated financial position of the Company. No asset impairments were recorded during the years ended January 31, 2006, 2005 and 2004.

Principal Suppliers

API has five suppliers of parts and components from which approximately 38%, 40% and 45% of its total purchases were made during the years ended January 31, 2006, 2005 and 2004, respectively. Accounts payable to these vendors totaled $4,279 and $1,803 at January 31, 2006 and 2005, respectively. An inability to maintain timely access to parts and components from these vendors on commercially reasonable terms would have a material adverse effect on the Company's consolidated business, financial condition and results of operations.

Income Taxes

The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records valuation allowances against deferred tax assets as it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Accumulated Other Comprehensive Income (Loss)

The accumulated other comprehensive income (loss) arose from the translation of accounts into U.S. dollars where the functional currency is the Canadian dollar. The increase in other comprehensive income during the years ended January 31, 2006, 2005, respectively, was due to an increase in the value of the Canadian dollar relative to the U.S. dollar. Comprehensive income (loss) for the years ended January 31, 2006, 2005 and 2004, respectively, was as follows:

	2006	2005	2004
Net income (loss) as reported	$ 1,024	$ (2,229)	$ 11
Net impact of foreign currency translation adjustments – gain	126	136	334
Comprehensive income (loss)	$ 1,150	$ (2,093)	$ 345

3. Plant and Equipment

Plant and equipment consist of the following:

	January 31, 2006	January 31, 2005
Machinery and equipment	$ 2,488	$ 2,183
Buildings and leasehold improvements	1,242	1,239
Computer equipment, software, office furniture, fixtures and other office equipment	8,965	6,628
Construction-in-process	1,085	508
	13,780	10,558
Less: accumulated depreciation	(8,817)	(7,562)
	$ 4,963	$ 2,996

4. Long-Term Debt

	January 31, 2006	January 31, 2005
Long-term debt - revolving line of credit	$ 14,500	$ 14,500

On July 29, 2005, Aerospace Products International Inc., (the "Borrower") a direct wholly-owned subsidiary of First Aviation Services Inc. (the "Guarantor") entered into a Commercial Revolving Loan and Security Agreement (the " Agreement") and Guaranty Agreement (the "Guaranty") by and among the Borrower, Guarantor and Hudson United Bank (the "Lender").

The facility created by the Agreement replaces the Borrower's previously existing, $20 million revolving credit facility scheduled to expire July 31, 2006. The Agreement has a commitment expiration date of September 1, 2007. The Guaranty replaces the previously existing guaranty agreement that existed on the previous credit facility.

The Agreement provides a 25 month senior revolving credit facility (the "Facility I") to the Borrower in the amount of $20 million, subject to terms and conditions set forth in the Agreement. The facility may be increased by $5 million to $25 million should the Company make an acquisition of assets of another company, subject to the Lender's approval. In October 2005, the lender approved the increase in the facility to $25 million after the Company made a large initial inventory purchase in September 2005 from a leading aircraft OEM. The proceeds of any loans made under the Agreement will be used for working capital purposes in the ordinary course of business of the Borrower.

The Agreement also provides for a one-time advance (the "Facility II") in an amount up to $3 million, subject to borrowing availability. The Facility II advance is repaid over 60 months at a fixed rate determined at the time of the drawdown of the advance, with the portion of the advance to be repaid within one year reported in current liabilities on the balance sheet. There are no outstanding amounts under Facility II at January 31, 2006.

Borrowings under Facility I bear interest equal to LIBOR plus 1.5% and are limited to specified percentages of eligible trade receivables and inventories of API. The Agreement contains a number of covenants, including restrictions on mergers, consolidations and acquisitions, the incurrence of indebtedness, transactions with affiliates, the creation of liens, and limitations on capital expenditures. Pursuant to the terms and conditions of the Agreement, the payment of dividends on API's common stock is prohibited, except with the lender's consent, and API is required to maintain minimum levels of net worth and specified interest expense coverage ratios. Substantially all of API's domestic assets are pledged as collateral under the Agreement, and First Aviation guarantees all borrowings under the Agreement. At January 31, 2006 borrowings under the facility totaled $14.5 million, at an interest rate of approximately 5.8%. Approximately $8.9 million was available under the facility at January 31, 2006.

5. Notes Payable

	January 31,	
	2006	2005
Notes Payable	$ 2,370	$ -
Less : Current Portion	(1,125)	-
Long-term portion of notes payable	$ 1,245	$ -

API entered into an initial parts purchase agreement on September 20, 2005 with a leading aircraft original equipment manufacturer ("OEM") to purchase $8.3 million of inventory, including a long-term agreement to sell parts. API received approximately $7.1 million of this inventory, and the original agreement was subsequently amended to reflect the actual amount of inventory received. The OEM vendor agreed to partially finance the purchase with two promissory notes from API of $2.5 million and $1.8 million, with the Company entering into a guarantee agreement to ensure payment by API. These promissory notes were also subsequently amended to reflect the lower amount of inventory actually received. The amended promissory note for $1.6 million is for a term of 4 years, at 5.0% interest per annum. The amended promissory note for $1.4 million is a non-interest bearing short-term note due within one year. The vendor financing promissory notes are subordinated to the Company's revolving line of credit. The Company purchased an additional $4.8 million of inventory from the OEM in October of 2005. This additional purchase and subsequent purchases from this OEM were on standard vendor terms. Future principal payments on the notes are $1,073, $340, $511, and $446 for the years ended January 31, 2007, 2008, 2009, and 2010, respectively.

6. Stockholders' Equity

The Company has an Employee Stock Purchase Plan ("ESPP"). Under the ESPP, 250,000 shares of common stock have been reserved for issuance. With certain limitations, the plan allows for eligible employees to purchase stock through payroll deductions at 85% of the lower of the fair market value of the Company's common stock as of the first day of each semi-annual offering period or the fair market value of the stock at the end of the offering period. The Company issued 5,249 and 2,682 shares from treasury stock to employees under the ESPP during the years ended January 31, 2006 and 2005, respectively. At January 31, 2006, 179,914 shares were available for purchase under the ESPP.

The Company also has a Stock Incentive Plan (the "Plan"). The Plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, stock grants and stock purchase rights. The Company's shareholders voted at the 2003 annual meeting to approve the increase in the number of shares available under the Plan. On September 12, 2003, the Company filed a registration statement on Form S-8 to register 200,000 additional shares of common stock, for issuance pursuant to awards under the Plan. Subsequently, a total of 1,200,000 shares of common stock have been reserved for issuance under the Plan. Only employee stock options and shares issued to directors have been issued under the Plan.

All of the stock options vest ratably over two to five-year periods, beginning one year after the date of the grant, and expire ten years after issuance. Since the exercise price of all of the options granted during the years ended January 31, 2006, 2005 and 2004 was at or above the fair market value per share of the Company's common stock at the

dates of grant, no compensation expense relating to stock options was recorded. At January 31, 2006, options for 206,350 shares (after forfeitures) had been issued under the Plan. The following table is a summary of activity related to stock options for the respective years ended January 31:

	2006		2005		2004	
	Number Of Options	**Weighted-Average Exercise Price**	Number Of Options	Weighted-Average Exercise Price	Number Of Options	Weighted-Average Exercise Price
Outstanding at beginning of year	**223,350**	**$ 4.41**	592,700	$ 4.94	598,200	$ 5.18
Granted	**10,000**	**4.00**	101,100	4.49	115,000	3.21
Exercised	-	-	-	-	-	-
Forfeited	**(27,000)**	**4.54**	(470,450)	5.09	(120,500)	4.49
Outstanding at end of year	**206,350**	**$ 4.37**	223,350	$ 4.41	592,700	$ 4.94
Exercisable at end of year	**133,252**	**$ 4.42**	90,866	$ 4.50	314,368	$ 5.59

The following table is a summary of information about stock options outstanding at January 31, 2006:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Of Options	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
$3.83 – 5.00	206,350	7.2 years	$ 4.37	133,252	$ 4.42

All of the Company's current directors elected to receive a portion of their compensation for the years ended January 31, 2006, 2005 and 2004 paid in the form of shares of the Company's common stock. The fair market value of the Company's common stock at the date of issuance was charged to expense with a corresponding decrease to treasury stock and additional paid-in capital. Such compensation expense totaled $108, $153 and $121, and the number of shares issued was 26,493, 34,733 and 32,100 for the years ended January 31, 2006, 2005 and 2004, respectively. A total of 178,630 shares have been issued to directors under the Plan.

At January 31, 2006, 654,220 shares were available to be issued under the Plan.

In a series of authorizations commencing November 3, 1999, the Company's Board of Directors authorized a repurchase program of up to 2,118,817 shares of the Company's common stock. The repurchases have been funded from a portion of the proceeds from the sale of its previously owned subsidiary National Airmotive Corp., and were made from time to time in open market transactions, block purchases, privately negotiated transactions or otherwise at prices prevailing at the time of the repurchase. The aggregate share repurchases since the repurchase program began totaled 2,024,498 shares through January 31, 2002 at an aggregate cost of $10,708 or $5.29 per share. There have been no repurchases since that time. Approximately 94,000 shares remain available for repurchase under this program.

In conjunction with the API acquisition, AMR Combs purchased 10,407 shares of API Series A Cumulative Convertible Preferred Stock, $0.001 par value (the "Preferred Stock"), at a price of $100 per share. Total adjusted proceeds to the Company were $1,041. This transaction had been accounted for as minority interest in subsidiary in the accompanying consolidated balance sheets. Dividends were payable on a quarterly basis on the Preferred Stock at an annual rate of $4.00 per share; accordingly, dividends of $10, $42, and $42 were paid during each of the years ended January 31, 2006, 2005 and 2004, respectively, and have been reflected as minority interest in subsidiary in the accompanying consolidated statements of operations. Pursuant to an agreement dated June 20, 2005, API repurchased the outstanding shares of the Convertible Preferred Stock from Signature Combs, Inc. (f/k/a AMR

Combs, Inc.) for an aggregate purchase price of $500. The difference between the repurchase price of the Preferred Stock and the book value of $541 was credited to Paid-in Capital in June 2005.

7. Income Taxes

The provision (benefit) for income taxes on continuing operations is as follows:

	Year ended January 31,		
	2006	2005	2004
Current:			
Federal & Foreign	$ 71	$ 121	$ 68
State	-	-	-
	71	121	68
Deferred:			
Federal	$ -	$ -	$ (93)
State	-	-	-
	-	-	(93)
Total provision (benefit)	$ 71	$ 121	$ (25)

A reconciliation between the income tax provision (benefit) computed at the U.S. federal statutory rate and the effective rate reflected in the consolidated statements of operations is as follows:

	Year ended January 31,		
	2006	2005	2004
Provision (benefit) at federal statutory rate	**34.0%**	(34.0)%	(34.0)%
State tax (benefit), net of federal	-	-	(29.3)
Foreign tax provision, net of federal	**4.7**	3.8	314.1
Net operating loss utilized	**(32.2)**	-	-
Non-deductible items	-	2.5	328.3
Prior year and other items	**1.4**	5.0	(2,743.4)
Deferred tax valuation allowance	**(1.4)**	28.4	1,985.7
	6.5%	5.7%	(178.6)%

Deferred tax assets result from temporary differences in the recognition of income and expenses for tax and financial statement purposes. These differences are set forth below:

	January 31,	
	2006	2005
Financial statement accruals not currently deductible for income tax purposes:		
Bad debt	$ **215**	$ 290
Inventory reserve	**683**	596
Amortization of tax goodwill	**642**	709
Net operating loss carryforwards	**764**	1,087
Other	**333**	187
	2,637	2,869
Valuation allowance	$ **(2,637)**	$ (2,869)
Net deferred income tax assets	$ -	$ -

For the fiscal year ended January 31, 2006, the Company recorded a net expense from income taxes of $71. The expense is $19 for federal due to federal alternative minimum tax and $52 of foreign income tax expense for operations in Canada. The effective rate of 6.5% for the year ended January 31, 2006 is the result of the federal and state tax benefits from the utilization of the Company's net operating loss carryforward offset by the federal alternative minimum tax. The Company decreased the valuation reserve for the year ended January 31, 2006 by $232, against deferred tax assets resulting from temporary differences. The Company has net operating loss

carryforwards totaling approximately $1,756 for federal income tax purposes, and various state net operating loss carryforwards. The carryforwards expire between 2023 and 2025.

For the fiscal year ended January 31, 2005, the Company recorded a net expense from income taxes of $121. The expense is foreign income tax expense, for operations in Canada and the Philippines. The effective rate of 5.7% for the year ended January 31, 2005 is the result of the federal tax benefits, foreign taxes, state tax benefits and changes in the deferred tax valuation allowance. The Company also increased the valuation allowance for the year ended January 31, 2006, by $598, against deferred tax assets resulting from temporary differences.

For the fiscal year ended January 31, 2004, the Company recorded a net benefit from income taxes of $25. The benefit was from a $93 credit from a U.S. federal refund received that is offset by foreign income tax expense of $68, for operations in Canada and the Philippines. The accrual for the refund received was offset in its entirety by the valuation reserve that had been recorded by the Company during the prior year, but changes to U.S. federal income tax regulations during the fiscal year ended January 31, 2004 allowed the Company to carry back the benefit to prior years, and receive a refund. The effective rate of (178.6%) for the year ended January 31, 2004 is the result of the tax benefit from the U.S. federal refund received, state tax benefits and changes in the deferred tax valuation allowance due primarily to depreciation expenses. The Company also increased the valuation reserve for the year ended January 31, 2004, by $278, against deferred tax assets resulting from temporary differences.

8. Employee Benefits Plan

API maintains a defined contribution savings plan, qualified under Section 401(k) of the Internal Revenue Code, that covers substantially all of its full-time employees. The savings plan allows employees to defer up to 15 percent of their salary, with the Company partially matching employee contributions. Employees vest in the Company contribution ratably over three years. The Company expensed $164, $206 and $167 related to the savings plan in the years ended January 31, 2006, 2005 and 2004, respectively. Employees do not have an option to invest in the Company's stock under the savings plan.

9. Related Parties

The Company and First Equity Development Inc. ("First Equity") the wholly-owned subsidiary of First Equity Group, Inc., the majority stockholder of the Company, have an agreement relating to the allocation of potential investment and acquisition opportunities in the aerospace parts distribution and logistics businesses. The agreement was approved by the independent members of the Board of Directors on a month-to-month basis effective February 1, 2004. First Equity Group, Inc. is beneficially owned by Mr. Aaron P. Hollander and Mr. Michael C. Culver, respectively Chairman of the Board and Chief Executive Officer of the Company. Pursuant to the agreement, neither First Equity nor any of its majority-owned subsidiaries will consummate any acquisition of a majority interest in any aerospace parts distribution and logistics business anywhere in the world (a "Covered Acquisition"), without first notifying the Company and providing the Company with the opportunity to effect the Covered Acquisition for its own account. The Company's decision as to whether to effect the Covered Acquisition will be made by the independent members of the Board of Directors of the Company. The agreement can be terminated by either party upon 30 days written notice to the other party. The agreement does not apply to any proposed acquisition by First Equity of any business that generates less than 15% of its aggregate net sales from aerospace parts distribution or logistics, or to any advisory services performed by First Equity on behalf of third parties.

The Company and First Equity also had an advisory agreement terminated by First Equity on January 1, 2005. The advisory agreement had been approved by the independent members of the Board of Directors on a month-to-month basis effective February 1, 2004. Pursuant to the terms of this agreement, First Equity provided the Company with investment and financial advisory services relating to potential acquisitions and other financial transactions. The agreement could be terminated by either party upon 30 days written notice to the other party. The Company paid First Equity a $30 monthly retainer, and reimbursed First Equity for its out-of-pocket expenses. In addition, upon the successful completion of certain transactions, the Company would pay a fee to First Equity (the "Success Fee"). The amount of any Success Fee would be established by the independent members of the Board of Directors and would be dependent upon a variety of factors, including, but not limited to, the services provided and the size and the type of transaction. Up to one year's worth of retainer fees paid could be applied as a credit against any Success Fee, subject to certain limitations. During the three years ended January 31, 2006, 2005, and 2004, the Company paid First Equity retainer fees of $0, $360, and $360, respectively, and no Success Fee.

The Company and First Equity had entered into an arrangement whereby First Equity provided the Company with various additional services to assist the Company. These services were not part of the advisory agreement, described above, but derived from the work First Equity performed under the agreement. Therefore, First Equity did not charge the Company additional fees in connection with providing such services under the advisory agreement, because the services were derived from the work First Equity performed under the advisory agreement consistent with their role as financial advisor. The advisory agreement expired on January 31, 2005. These services included (i) detailed financial modeling for new business proposals, (ii) Board of Directors presentation analysis, (iii) investor relations marketing and presentations, (iv) various analysis for API, including benchmarking, financial analysis, and competitive market analyses, and (v) other financial analyses for the Company, including stock buy-back, valuations, and capital structure analyses. The Company's CEO and CFO had unlimited access to these resources when requested. These services were also terminated by First Equity with the expiration of the advisory agreement on January 31, 2005, as described above.

The Company subleases from First Equity approximately 3,000 square feet of office space in Westport, Connecticut. The leased space is utilized by the Company as its corporate headquarters. First Equity also utilizes space in the same premises. The sublease, which became effective April 21, 1997, is for a period of ten years, and is cancelable by either party with six months notice. The Company has the option to renew the sublease for two additional five-year periods. Lease payments under this sublease totaled approximately \$93, \$84, and \$80, for the years ended January 31, 2006, 2005, and 2004, respectively.

The Company and First Equity also share certain common expenses that arise from sharing office space in Westport, CT. The Company reimburses First Equity and vice versa, for expenses each entity incurs related to the common usage of the office space. The amounts are included in the Company's corporate expenses, and include expenses such as telephone, computer consulting, office cleaning, office supplies and utilities. The expenses are allocated based on base salaries of the Company's and First Equity's personnel working in the shared space. Common expenses are approved by the Company and First Equity, prior to expenditure, when not of a recurring nature. The allocations are reviewed by the Company's CFO and the Controller of First Equity each month. In addition, a member of the Company's audit committee reviews the allocation of expenses quarterly. Some business development expenses, such as joint marketing expense and business organizational dues, are shared on an equal basis. Management believes this method of allocation is reasonable. In addition, the amounts reimbursed by the Company are the actual costs incurred for the expense. The Company reimbursed First Equity, \$52, \$53, and \$67 in 2006, 2005 and 2004, respectively.

In order to simplify the administration of payroll, certain employees of the Company who are authorized to perform services for both the Company and First Equity are paid through the payroll of First Equity. Employees of the Company who work exclusively for the Company by agreement are paid through the payroll of API, the Company's principal subsidiary.

The Company paid Imtek, an affiliate of First Equity, approximately \$29 for printing, insertion, and mailing services, for the year ended January 31, 2004, and reimbursed Imtek for actual expenses incurred. These services were cancelled during the year ended January 31, 2004.

The Company paid Skip Barber Racing Inc., an affiliate of First Equity, during the year ended January 31, 2004, \$22 to reimburse such affiliate for the use of the affiliate's in-house counsel, for services performed exclusively for the Company.

10. Interest and Other Income (Expense)

The components relate to interest expense on external debt, realized and unrealized foreign exchange gain (loss) on Canadian dollar transactions by the Canadian operations, and other charges.

	Year ended January 31,					
	2006		2005		2004	
Interest expense	**$**	**(234)**	$	(64)	$	(67)
Foreign exchange gain		**130**		74		98
Other income (expense)		**(1)**		-		(36)
	$	**(105)**	$	10	$	(5)

11. Other Income

In July 2005, the Company received $567 in settlement of a distribution agreement contract dispute between API and a vendor. The settlement consisted of $417 in damages recorded in other income, and $150 recorded as a reduction in inventory from the repurchase of inventory held by API.

12. Net Income (Loss) per Share

The following sets forth the denominator used in the computation of basic earnings per share and earnings per share - assuming dilution.

	Years ended January 31,		
	2006	2005	2004
Denominator for basic net income (loss) per share – weighted average shares	**7,336,925**	7,301,751	7,267,368
Effect of dilutive employee stock options	**4,082**	N/A	14,230
Denominator for net income (loss) per share – assuming dilution – adjusted weighted average shares and assumed conversions	**7,341,007**	7,301,751	7,281,598

For the year ended January 31, 2005, the denominator used in the calculation of loss per share from continuing operations – assuming dilution, was the same as the denominator used for basic loss per share because the effect of options would have been anti-dilutive. The number of potential shares of common stock that were excluded from the computation of diluted earnings per share because their effect was anti-dilutive for the years ended January 31, 2005 was 8,072.

13. Commitments and Contingencies

Commitments

The Company leases certain warehouse facilities, equipment and office space. Certain of the Company's operating leases have options which allow the Company, at the end of the initial lease term, to renew the leases for periods ranging from three to five years. Certain leases also allow for cancellation of the lease upon payment of a penalty. Certain lease agreements also contain escalation clauses that are based on the consumer price index. Future minimum rental payments under operating leases that have initial noncancelable lease terms in excess of one year as of January 31, 2006 are as follows:

Year ending January 31, 2007	$ 1,055
Year ending January 31, 2008	824
Year ending January 31, 2009	619
Year ending January 31, 2010	573
Year ending January 31, 2011	476
Thereafter	916
	$ 4,463

Rental expense under noncancelable operating leases amounted to $1,129, $1,148, and $1,031 for the years ended January 31, 2006, 2005 and 2004, respectively.

Contingencies

In the ordinary course of business, the Company is subject to many levels of governmental inquiry and investigation. Among the agencies that oversee the Company's business activities are the Federal Aviation Administration, the Department of Transportation and the Environmental Protection Agency. The Company does not anticipate that any action as a result of such inquiries and investigations would have a material adverse affect on its consolidated financial position, results of operations or its ability to conduct business.

In the normal conduct of its business, the Company also is involved in various claims and lawsuits, none of which, in the opinion of the Company's management, will have a material adverse impact on the Company's consolidated

financial position. The Company maintains what it believes is adequate liability and other insurance to protect it from such claims. However, depending on the amount and timing, unfavorable resolution of any of these matters could have a material effect on the Company's consolidated financial position, results of operations or cash flows in a particular period.

16. Quarterly Financial Information (unaudited)

Year ended January 31, 2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 31,981	$ 32,706	$ 33,611	$ 33,227
Gross profit	5,654	5,542	5,642	6,213
Net income (loss)	153	432	90	349
Basic and diluted net income (loss) per share	$ 0.02	$ 0.06	$ 0.01	$ 0.05

Year ended January 31, 2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 30,215	$ 31,072	$ 32,050	$ 30,912
Gross profit	5,612	4,769	5,352	4,991
Net income (loss)	(410)	(833)	(130)	(856)
Basic and diluted net income (loss) per share	$ (0.06)	$ (0.11)	$ (0.02)	$ (0.12)

Schedule II – Valuation and Qualifying Accounts

First Aviation Services Inc. and Consolidated Subsidiaries
(amounts in thousands)

Description:	Balance at beginning of period	Additions	Deductions	Balance as of end of period
Year ended January 31, 2004				
Allowance for doubtful accounts	$ 1,656	106	344 *(a)*	$ 1,418
Year ended January 31, 2005				
Allowance for doubtful accounts	$ 1,418	(79) (c)	533 *(a)*	$ 806
Year ended January 31, 2006				
Allowance for doubtful accounts	$ 806	179	389*(a)*	$ 596
Year ended January 31, 2004				
Slow moving and obsolete inventory	$ 997	41	25 *(b)*	$ 1,013
Year ended January 31, 2005				
Slow moving and obsolete inventory	$ 1,013	754	111 *(b)*	$ 1,656
Year ended January 31, 2006				
Slow moving and obsolete inventory	$ 1,656	280	227 *(b)*	$ 1,709

(a) Write off of uncollectible accounts, net of recoveries.
(b) Write off of excess and obsolete inventory.
(c) Net reversal of excess reserve balance for doubtful accounts.

First Aviation Services Inc.
EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1	Restated Certificate of Incorporation of the Company (filed as Exhibit 3.1 to the Company's Registration Statement on Form S-1 (No. 333-18647), as amended, filed on December 23, 1996, and incorporated herein by reference).
3.2	Amended and Restated Bylaws of the Company (filed as Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2001 (No. 0-21995), and incorporated herein by reference).
10.1	Form of Director Indemnification Agreement between the Company and each of its directors (filed as Exhibit 10.1 to the Company's Registration Statement on Form S-1 (No. 333-18647), as amended, filed on December 23, 1996, and incorporated herein by reference).
10.2	Asset Purchase Agreement, dated November 25, 1996, by and between AMR Combs and API (filed as Exhibit 10.9 to the Company's Amendment No. 1 to Registration Statement on Form S-1 (No. 333-18647), as amended, filed on January 24, 1997, and incorporated herein by reference).
10.3 *	First Aviation Services Inc. Stock Incentive Plan (filed as Exhibit 10.14 to the Company's Amendment No. 3 to Registration Statement on Form S-1 (No. 333-18647), as amended, filed on February 24, 1997, and incorporated herein by reference).
10.4 *	First Aviation Services Inc. Employee Stock Purchase Plan (filed as Exhibit 10.15 to the Company's Amendment No. 3 to Registration Statement on Form S-1 (No. 333-18647), as amended, filed on February 24, 1997, and incorporated herein by reference).
10.5	Amended and Restated Registration Rights Agreement, dated as of February 21, 1996, by and between the Company and FAS Inc. (filed as Exhibit 10.24 to the Company's Amendment No. 3 to Registration Statement on Form S-1 (No. 333-18647), as amended, filed on February 24, 1997, and incorporated herein by reference).
10.6	Sublease Agreement, dated as of December 31, 1996, between First Equity and the Company (filed as Exhibit 10.30 to the Company's Amendment No. 3 to Registration Statement on Form S-1 (No. 333-18647), as amended, filed on February 24, 1997, and incorporated herein by reference).
10.7 *	Amendment No. 1 to the First Aviation Services Inc. Stock Incentive Plan (filed as exhibit 10.39 to Company's Annual Report on Form 10-K for the year ended January 31, 1998 (No. 0-21995), and incorporated herein by reference).
10.8	Commercial Revolving Loan and Security Agreement, dated March 30, 2000, by and between Hudson United Bank and Aerospace Products International, Inc. (filed as Exhibit 10.43 to the Company's Annual Report on Form 10-K for the year ended January 31, 2000 (No. 0-21995), and incorporated herein by reference).
10.9	Guaranty, dated as of March 30, 2000, between First Aviation Services Inc. and Hudson United Bank (filed as Exhibit 10.44 to the Company's Annual Report on Form 10-K for the year ended January 31, 2000 (No. 0-21995), and incorporated herein by reference).
10.10	Second Amendment to Commercial Revolving Loan and Security Agreement dated as of April 27, 2001 between Hudson United Bank and Aerospace Products International, Inc. (filed as Exhibit 10.48 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2001 (No. 0-21995), and incorporated herein by reference).

10.11 Second Reaffirmation of Guaranty dated as of April 27, 2001 by First Aviation Services Inc. and in favor of Hudson United Bank (filed as Exhibit 10.49 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2001 (No. 0-21995), and incorporated herein by reference).

10.12 Third Amendment to Commercial Revolving Loan and Security Agreement dated as of June 28, 2001 between Hudson United Bank and Aerospace Products International, Inc. (filed as Exhibit 10.48 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2001(No. 0-21995), and incorporated herein by reference).

10.13 Third Reaffirmation of Guaranty dated as of June 28, 2001 by First Aviation Services Inc. and in favor of Hudson United Bank (filed as Exhibit 10.49 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2001(No. 0-21995), and incorporated herein by reference).

10.14 * Amendment No. 2 to the First Aviation Services Inc. Stock Incentive Plan (filed as Exhibit 4.5 to the Company's Form S-8 (No. 333-25915) on September 20, 2001, and incorporated herein by reference).

10.15 Letter, effective February 1, 2002, by and between First Equity Development Inc. and its affiliates and First Aviation Services Inc. regarding pursuit of acquisition opportunities (filed as Exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended January 31, 2002 (No. 0-21995), and incorporated herein by reference).

10.16 Engagement Letter between First Equity Development Inc. and its affiliate, FED Securities Inc., and First Aviation Services Inc. effective February 1, 2002 (filed as Exhibit 10.40 to the Company's Annual Report on Form 10-K for the year ended January 31, 2002 (No. 0-21995), and incorporated herein by reference).

10.17 Fourth Amendment to Commercial Revolving Loan and Security Agreement dated as of July 31, 2002 between Hudson United Bank and Aerospace Products International, Inc. (filed as Exhibit 10.48 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2002 (No. 0-21995), and incorporated herein by reference).

10.18 Fourth Reaffirmation of Guaranty dated as of July 31, 2002 by First Aviation Services Inc. and in favor of Hudson United Bank (filed as Exhibit 10.49 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2002 (No. 0-21995), and incorporated herein by reference).

10.19 Fifth Amendment to Commercial Revolving Loan and Security Agreement dated as of July 31, 2003 between Hudson United Bank and Aerospace Products International, Inc. (filed as Exhibit 10.19 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2003 (No. 0-21995), and incorporated herein by reference).

10.20 Fifth Reaffirmation of Guaranty dated as of July 31, 2003 by First Aviation Services Inc. and in favor of Hudson United Bank (filed as Exhibit 10.20 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2003 (No. 0-21995), and incorporated herein by reference).

10.21 * Amendment No. 3 to the First Aviation Services Inc. Stock Incentive Plan (filed as Exhibit 10.21 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2003 (No. 0-21995), and incorporated herein by reference).

10.22 * Employment Agreement, dated as of October 7, 2003, between the Company and Robert G. Costantini (filed as Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended January 31, 2004 (No. 0-21995), and incorporated herein by reference).

10.23 * Form of Incentive Stock Option Award Agreement Letter Pursuant to the 1997 Stock Incentive Plan (filed as Exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended January 31, 2004 (No. 0-21995), and incorporated herein by reference).

10.24 * Officer Indemnification Agreement dated as of October 27, 2003 between the Company and Robert G. Costantini (filed as Exhibit 10.24 to the Company's Annual Report on Form 10-K for the year ended January 31, 2004 (No. 0-21995), and incorporated herein by reference).

10.25 * Employment Agreement, dated as of February 2, 2004, between Aerospace Products International, Inc. and Paul J. Fanelli (filed as Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended January 31, 2004 (No. 0-21995), and incorporated herein by reference).

10.26 * Amendment to Employment Agreement, dated as of April 5, 2004, between Aerospace Products International, Inc. and Paul J. Fanelli (filed as Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended January 31, 2004 (No. 0-21995), and incorporated herein by reference).

10.27 * Relocation Agreement, dated as of February 16, 2004, between Aerospace Products International, Inc. and Paul J. Fanelli (filed as Exhibit 10.27 to the Company's Annual Report on Form 10-K for the year ended January 31, 2004 (No. 0-21995), and incorporated herein by reference).

10.28 Sixth Amendment to Commercial Revolving Loan and Security Agreement, dated as of July 31, 2004, between Hudson United Bank and Aerospace Products International Inc. (filed as Exhibit 10.31 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2004 (No. 0-21995), and incorporated herein by reference).

10.29 Sixth Reaffirmation of Guaranty dated as of July 31, 2004, by First Aviation Services Inc. and in favor of Hudson United Bank (filed as Exhibit 10.32 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2004 (No. 0-21995), and incorporated herein by reference).

10.30 * Amendment dated May 14, 2004 to the Relocation Agreement dated February 16, 2004 between Aerospace Products International Inc. and Paul J. Fanelli (filed as Exhibit 10.33 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2004 (No. 0-21995), and incorporated herein by reference).

10.31 * Compensation Arrangements with Certain Executive Officers (filed as Exhibit 10.31 to the Company's Annual Report on Form 10-K for the year ended January 31, 2005 (No. 0-21995), and incorporated herein by reference)

10.32 * Compensation of Non-Employee Directors (filed as Exhibit 10.32 to the Company's Annual Report on Form 10-K for the year ended January 31, 2005 (No. 0-21995), and incorporated herein by reference)

10.33 Description of Amendment to letter regarding pursuit of Acquisition Opportunities (filed as Exhibit 10.33 to the Company's Annual Report on Form 10-K for the year ended January 31, 2005 (No. 0-21995), and incorporated herein by reference)

10.34 * Compensation for Services of the Board of Directors of First Aviation Services Inc. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 7, 2005 (No. 0-21995), and incorporated herein by reference).

10.35 Preferred Stock Purchase Agreement, dated as of June 20, 2005, between Signature Combs, Inc. (f/k/a AMR Combs, Inc.) and Aerospace Products International, Inc. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 20, 2005 (No. 0-21995), and incorporated herein by reference).

10.36 Amended and Restated Commercial Revolving Loan and Security Agreement, dated as of July 29, 2005, entered into by Aerospace Products International, Inc., a direct wholly-owned subsidiary of First Aviation Services, Inc. and Hudson United Bank (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated July 29, 2005 (No. 0-21995), and incorporated herein by reference).

10.37 Amended and Restated Guaranty, dated as of July 29, 2005, entered into by First Aviation Services, Inc. (on behalf of Aerospace Products International, Inc., a direct wholly-owned subsidiary of First Aviation Services, Inc.) and Hudson United Bank (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated July 29, 2005 (No. 0-21995), and incorporated herein by reference).

10.38 * Compensation for Aaron P. Hollander (filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2005 (No. 0-21995), and incorporated herein by reference).

10.39 * Compensation arrangements with other executive officers (effective as of February 1, 2006).

21.1 List of Subsidiaries.

23.1 Consent of Ernst & Young LLP.

31.1 Certification of Chief Executive Officer required by Rule 13a-14(a).

31.2 Certification of Chief Financial Officer required by Rule 13a-14(a).

32.1 Certification of Chief Executive Officer required by Rule 13a-14(b) and 18 U.S.C. Section 1350 (furnished herewith).

32.2 Certification of Chief Financial Officer required by Rule 13a-14(b) and 18 U.S.C. Section 1350 (furnished herewith).

* Management contracts or compensatory plans or arrangements.

Exhibit 21.1

FIRST AVIATION SERVICES INC.

LIST OF SUBSIDIARIES

Name	Place of Incorporation
Aerospace Products International Inc.	Delaware
Pieces D'Avion Produits, Ltèe, (d/b/a Aircraft Parts International, Ltd.)	Quebec, Canada
API Asia Pacific Inc.	Delaware
API (China) Inc.	Delaware
API Logistics Services, Inc. (Inactive)	Delaware
AeroV, Inc. (Inactive)	Delaware

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-25915; 333-80125; 333-69716; and 333-108745) pertaining to the First Aviation Services Inc. Stock Incentive Plan, as amended, and in the Registration Statement on Form S-8 (No. 333-25909) pertaining to the First Aviation Services Inc. Employee Stock Purchase Plan, of our report dated April 21, 2006, with respect to the consolidated financial statements and schedule of First Aviation Services Inc., included in the Annual Report (Form 10-K) for the year ended January 31, 2006.

/s/ Ernst & Young LLP

Stamford, Connecticut
April 27, 2006

Exhibit 31.1

CERTIFICATIONS

I, Michael C. Culver, certify that:

1. I have reviewed this annual report on Form 10-K of First Aviation Services Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 1, 2006

/s/ Michael C. Culver
Name: Michael C. Culver
Title: Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Robert G. Costantini, certify that:

1. I have reviewed this annual report on Form 10-K of First Aviation Services Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 1, 2006

/s/ Robert G. Costantini
Name: Robert G. Costantini
Title: Chief Financial Officer

Exhibit 32.1

Certification Required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350
(as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)

I, Michael C. Culver, as Chief Executive Officer of First Aviation Services Inc. (the "Company"), certify, pursuant to 18 U.S.C. Section 1350 (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002), that to my knowledge:

(1) the accompanying Annual Report on Form 10-K of the Company for the fiscal year ended January 31, 2006 (the "Report"), filed with the U.S. Securities and Exchange Commission, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 1, 2006

/s/ Michael C. Culver
Michael C. Culver
Chief Executive Officer

Exhibit 32.2

Certification Required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350
(as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)

I, Robert G. Costantini, as Chief Financial Officer of First Aviation Services Inc. (the "Company"), certify, pursuant to 18 U.S.C. Section 1350 (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002), that to my knowledge:

(1) the accompanying Annual Report on Form 10-K of the Company for the fiscal year ended January 31, 2006 (the "Report"), filed with the U.S. Securities and Exchange Commission, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 1, 2006

/s/ Robert G. Costantini
Robert G. Costantini
Chief Financial Officer

FAvS℠

15 Riverside Avenue
Westport, Connecticut 06880
www.favs.com
www.apiworldwide.com

Commitment to Ethics

First Aviation Services Inc. believes that ethics are everyone's responsibility. We are committed to the highest ethical standards, and we demonstrate these beliefs to our employees, our customers, our community and our suppliers. At FAvS, our foundation is *Integrity*, our strength is *Teamwork*, and our goal is *Excellence*.

Join the Team

FAvS is a worldwide leader in providing services, parts and components to aircraft operators of some of the most widely used governmental, commercial, corporate and general aviation aircraft. Due to continued growth, FAvS is always looking for experienced and energetic individuals who are seeking an intelligent career opportunity. If you would like to be a member of "Team FAvS," please mail your resume to the attention of:

Employment Opportunities
First Aviation Services Inc.
15 Riverside Avenue
Westport, CT 06880-4214
www.favs.com

For opportunities with API, please visit the website at www.apiworldwide.com, or write to:

Director of Human Resources
Aerospace Products International, Inc.
3778 Distriplex Drive North
Memphis, TN 38118

We look forward to hearing from you.

Forward-Looking Statements

Certain statements discussed in this Annual Report, including the Chairman and President's letter, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical facts, but rather reflect the Company's current expectations concerning future events and results. Such forward-looking statements, including those concerning the Company's expectations, involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control, that may cause the Company's actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, the Company's ability to obtain parts and components from its principal suppliers on a timely basis, depressed domestic and international market and economic conditions, especially those currently facing the aviation industry as a whole, the impact of changes in fuel and other freight related costs, relationships with its customers, the ability of the Company's customers to meet their financial obligations to the Company, the ability to obtain and service supply chain management contracts, changes in regulations or accounting standards, the ability to consummate suitable acquisitions and expand, the loss of the use of facilities and distribution hub in Memphis, significant failure of our computer systems or networks, efforts to comply with section 404 of the Sarbanes-Oxley Act of 2002, and other items that are beyond the Company's control and may cause actual results to differ from management's expectations. In addition, specific consideration should be given to the various factors described in Item 1A "Risk Factors," Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations, and elsewhere in the Company's Annual Report on Form 10-K. The Company undertakes no obligation to update any forward-looking statements or cautionary factors except as required by law.


50
53
48
51
A14
A14
A13
12
A11
A12
54
55
56
57
A10
A9
15
E20
14
A16
17
16
40
45
42
1
A1
A2
U2

Flight Cutaway Illustration courtesy of Flight International

Flight
www.flightglobal.com

Printed in the U.S.A.

Artist: Joe Picarella

FAvS℠

FIRST AVIATION SERVICES INC.
15 Riverside Avenue
Westport, Connecticut 06880-4214
Tel: 203-291-3300
Fax: 203-291-3330
investorrelations@firstaviation.com
www.favs.com
www.apiworldwide.com